

THROTTLE

OSHKOSH

NET SALES

AND PERCENT GROWTH
(DOLLARS IN MILLIONS)



$2,262.3
(17.5%)
2004
2004

OPERATING INCOME

AND PERCENT GROWTH
(DOLLARS IN MILLIONS)



$180.4
(39.6%)
2004

SUMMARY FINANCIAL HIGHLIGHTS[1]

OSHKOSH TRUCK CORPORATION

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA, FISCAL YEARS ENDED SEPTEMBER 30,

	2004 (7)(12)
[illegible]	$ 2,262,305
[illegible]	180,410
[illegible]	112,806
[illegible]	3.13
[illegible]	-
[illegible]	-
[illegible]	112,806
[illegible]	3.13
[illegible]	1,452,414
[illegible]	31,026
[illegible]	3,851
[illegible]	636,093
[illegible]	18.00
[illegible]	1,551,000

EPS

AND PERCENT GROWTH

(DOLLARS IN MILLIONS)



$3.13
(44.9%)
2004
$1.72
(15.4%)
$1.49
(1.4%)

TABLE OF CONTENTS

[illegible] refer to the definition of "markets" and forward-looking [illegible] All references to "markets" and [illegible] looking statements made in this 2004 annual report [illegible]

(1) All references to per share amounts have been restated to reflect the two-for-one split of the Company's Common Stock effected on August 13, 2003 in the form of a 100% stock dividend.

(2) Fiscal 2000 includes after-tax charges of $820 ($0.02 per share) related to early retirement of debt. Fiscal 2003 results include a $3,945 after-tax charge ($0.11 per share) related to the payment of the call premium and related costs and the write-off of capitalized deferred financing costs due to the September [illegible], 2003 early retirement of the Company's $100,000 of 8 [illegible]% senior subordinated notes due March 2008. Fiscal 2003 results also include a $3,400 reduction in income tax expense and corresponding increase in income from continuing operations and net income and related per share amounts ([illegible] per share) as a result of the September 2003 favorable settlement of an income tax audit covering fiscal 1999 through 2001. Fiscal 2004 results include a $204 after-tax charge ([illegible] per share) related to the write-off of capitalized deferred financing costs due to the September 29, 2004 refinancing of the Company's bank credit agreement. See (6).

(3) Fiscal 2001 includes a $1,727 foreign currency transaction gain in connection with euros acquired prior to the purchase of the Geesink Norba Group and includes a $1,400 reduction in income tax expense related to settlement of certain income tax audits.

(4) In fiscal 2000, the Company recorded a $2,015 after-tax gain [illegible] from a technology transfer agreement and collection of previously written-off receivables related to the Company's [illegible] bus chassis joint venture in Mexico.

(5) On [illegible], 2003, the Company prepaid its $100,000 of 8 [illegible] senior subordinated notes due March 2008 with borrowings [illegible] bank credit facility and from available cash. Fiscal 2002 cash from operating activities, including an $86,300 performance-based payment received on September 30, 2002 on the Company's MTVR contract, was principally used to prepay [illegible] debt. See (8).

(6) In fiscal 2004, the Company borrowed $80,000 and €15,000 under its revolving credit facility to acquire JerrDan and BAI, respectively. On September 29, 2004, the Company replaced its $170,000 secured revolving credit facility with a new unsecured five-year $500,000 revolving credit facility, which may be increased to $750,000 under certain conditions.

(7) On July 8, 2004, the Company acquired for $79,854 in cash (subject to certain post-closing working capital adjustments) all of the issued and outstanding capital stock of JerrDan. On July 29, 2004, the Company acquired for €6,282 ($7,635) in cash, plus debt assumed of €10,891 ($13,238), 75% of the outstanding quotas (ownership interests) of BAI. Amounts include acquisition costs and are net of cash acquired. Fiscal 2004 results include sales of $35,408 and operating income of $1,189 related to JerrDan and BAI following their acquisition in July 2004. See Note 4 of the Notes to Consolidated Financial Statements.

(8) On November 24, 1999, the Company prepaid $93,500 of term debt under its senior credit facility with proceeds from the sale of 7,590,000 shares of Common Stock. On July 23, 2001, the Company amended and restated its senior credit facility and borrowed $140,000 under a new term loan under its senior credit facility in connection with the acquisition of the Geesink Norba Group. In fiscal 2002, the Company prepaid $6,000 of its term loan A and $126,250 of its term loan B from cash generated from operating activities. See (5).

(9) On November 1, 1999, the Company acquired assets, assumed certain liabilities and entered into related non-compete agreements for Kewaunee for $5,467 in cash. On April 28, 2000, the Company acquired for cash all of the issued and outstanding capital stock of Viking for $1,660.

(10) In fiscal 2002, the Company adopted provisions of SFAS No. 142 which eliminated the amortization of goodwill and indefinite-lived assets. Had SFAS No. 142 been in effect for the earliest period presented, results would have been as follows for fiscal 2000 and 2001, respectively: operating income — $104,580 and $105,483; income from continuing operations — $54,646 and $57,522; income from continuing operations per share assuming dilution — $1.66 and $1.68; net income — $55,481 and $57,522; net income per share assuming dilution — $1.70 and $1.68; and amortization of goodwill, purchased intangible assets and deferred financing costs — $5,489 and $5,800.

(11) On October 30, 2000, the Company acquired for $14,466 in cash, all of the issued and outstanding capital stock of Medtec. On March 6, 2001, the Company purchased certain assets from TEMCO for cash of $8,139 and credits to the seller valued at $7,558, for total consideration of $15,697. On July 25, 2001, the Company acquired for $137,636 in cash all of the issued and outstanding capital stock of the Geesink Norba Group. Amounts include acquisition costs and are net of cash acquired.

(12) In fiscal 2002, the Company increased the margin percentage recognized on the MTVR contract by one percentage point as a result of a contract modification and favorable cost performance compared to previous estimates. In fiscal 2003 and 2004, the Company recorded cumulative catch-up adjustments to increase the overall margin percentage on the MTVR contract by 1.2 and 2.1 percentage points, respectively, as a result of favorable cost performance compared to previous estimates. These changes in estimates, recorded as cumulative catch-up adjustments, increased operating income, net income and net income per share by $4,264, $3,000, and $0.08 in fiscal 2002; $9,235, $5,818 and $0.17 in fiscal 2003; and $19,457, $12,258 and $0.34 in fiscal 2004, respectively, including $1,658, $1,044 and $0.03 in 2002; $5,717, $3,602 and $0.10 in fiscal 2003 and $16,161, $10,181 and $0.28 in fiscal 2004, respectively, relating to prior year revenues. See Note 1 of the Notes to Consolidated Financial Statements.

On the Cover: The new Pierce® Quantum®, the company's flagship chassis, was redesigned in 2004.

ROBERT G. BOHN
Chairman, President and
Chief Executive Officer
Oshkosh Truck Corporation

FULL THROTTLE

AN OUTSTANDING YEAR

Fiscal 2004 has been an outstanding year for Oshkosh Truck Corporation. For the first time in company history, sales topped the $2 billion mark at $2.3 billion, up 17.5 percent from fiscal 2003. We generated $112.8 million in net income, up 49.2 percent year-over-year, and our return on invested capital reached 18.3 percent, up from 14.4 percent in fiscal 2003.

We generated real growth this year. Most notable was the performance of our defense segment, which was the primary driver behind the 44.9 percent growth in EPS, from $2.16 to $3.13 per share. Defense operating results served to balance weak profit performance in our commercial business segment, once again demonstrating the strength of our diversified business model.

Several significant events have shaped company performance in fiscal 2004 and provide fuel to move full throttle into 2005. To begin, defense sales and operating income reached record levels. Although there are a number of drivers for these results, three stand out. First, our ability to fulfill parts and service requirements – made possible by our in-theater support and fast response. Second, the need to recapitalize, or reset, trucks returning from Iraq to like-new condition. And, finally, a renewed emphasis on armoring logistics fleets.

McNeilus Companies inked a five-year contract to be a key supplier for Waste Management, Inc. This deal has a potential value of $250 million over the life of the contract, providing a solid base for McNeilus' refuse business.

We also closed on three acquisitions within the span of six months: JerrDan Corporation, Brescia Antincendi International S.r.l. ("BAI") and Concrete Equipment Company, Inc. ("CON-E-CO"). By adding JerrDan to our corporate portfolio, we moved into the towing and recovery equipment market. We're pleased with the strength of JerrDan's brand and distribution within its market. With BAI's international sales, primarily in Italy and the Middle East, we enhance our geographic penetration in the fire and emergency market. Finally, CON-E-CO allows us to extend our product offering in the concrete industry with a full line of concrete batch plants.

Even a year of significant achievement is not without its disappointments. In October 2004, we learned that Oshkosh had not been selected to supply the U.K. Ministry of Defence with the next generation of Support Vehicles. If passion and dedication had determined the winner, this team would have brought the contract home. I'm proud of our efforts to win this program. Now we've moved on and are actively pursuing other international defense opportunities to supplement our strong U.S. sales.

Finally, no discussion of fiscal 2004 would be complete without commenting on the sharp rise of steel costs. It was an influential factor on our performance this year. Despite several price increases that we levied in our commercial and fire and emergency segments, we still took a hit of $0.17 per share this year.



"Several significant events have shaped company performance in fiscal 2004 and provide fuel to move full throttle into 2005."



Oshkosh Medium Tactical Vehicle Replacement ("MTVR") supporting troops in Iraq.

A COMMANDING PERFORMANCE IN OUR DEFENSE SEGMENT

Overall defense sales reached $774.1 million, an increase of 17.8 percent in fiscal 2004, and defense operating income reached $127.9 million, up 86.1 percent over last year.

In some respects, the conflict in Iraq has been a defining element for our defense business. The vital role and exceptional performance of high-mobility tactical trucks such as the Heavy Expanded Mobility Tactical Truck ("HEMTT"), Heavy Equipment Transporter ("HET"), Palletized Load System ("PLS") and Medium Tactical Vehicle Replacement ("MTVR") have never been more prominent. In the long-term, I believe we'll see a fundamental shift in requirements for heavy tactical trucks as a result of this conflict.

Furthermore, we target defense sales to reach record levels again in fiscal 2005, with Iraqi reset funding and armoring contracts trending upward. We now have a four-year, fixed-price contract to rebuild heavy-payload tactical trucks for the U.S. Army, although funding levels have not been finalized. We have also been armoring our own trucks, Humvees® and Family of Medium Tactical Vehicles ("FMTV") for the U.S. Army in theater throughout much of fiscal 2004. And, in September, we received a new $144.6 million contract to provide armor kits for our Marine Corps trucks.

Internationally, the U.K. Wheeled Tanker program is proceeding on schedule and on budget, with the first deliveries expected in Spring 2005.

FIRE AND EMERGENCY TAKES OFF

Fire and emergency sales were up 12.1 percent to $599.7 million compared to the prior year, with $35.4 million of that generated by acquisitions. Operating income for this business grew 5.5 percent to $55.0 million. Fiscal 2004 was characterized by a robust recovery in the municipal market as reflected in Pierce's record incoming order rate and strong fourth quarter earnings performance, up 39.1 percent compared to the same quarter last year. Our distribution also continues to develop as we have made several improvements in 2004 to strengthen select geographic penetration.

The homeland security market continues to materialize as federal, state and local agencies are still figuring out what equipment they need and when. This year, we saw strong demand

® Humvee is a registered trademark of AM General Corporation, South Bend, Indiana.

"Our well-reasoned, conservative business strategies have served this company well. In fiscal 2004, we generated real growth, expanded our markets and launched a lean initiative to help improve our efficiency and profitability."

PERCENT OF NET SALES*



FIRE AND EMERGENCY
26%
34%
COMMERCIAL
40%
DEFENSE

*By segment, before intersegment elimination

PERCENT OF OPERATING INCOME*



FIRE AND EMERGENCY
25%
59%
16%
COMMERCIAL
DEFENSE

*By segment, before corporate and other expenses

for rescue and command apparatus. The complexity of these vehicles and their communications systems has increased the price of apparatus, with the top end now reaching up to $1.4 million.

We believe the fire and emergency market dynamics have improved substantially. The incoming order rate for Pierce supports this thinking. It also sets the groundwork for strong shipments and earnings in fiscal 2005.

WORKING TO IMPROVE COMMERCIAL PERFORMANCE

In the commercial segment, our sales rose to $907.3 million, up 22.3 percent over last year, but operating income in this segment fell 13.3 percent. Concrete placement sales grew 30.5 percent with most of the increase coming from industry volume growth and negligible pricing improvements. Domestic refuse sales increased 24.4 percent in fiscal 2004, largely resulting from increased business with the largest commercial waste haulers.

We continue to see municipal refuse spending improve. However, our European refuse subsidiary, Geesink Norba Group, was down 9.4 percent in local currency revenues due to further deterioration in European markets, including lower pricing in many countries. Despite our best efforts to mitigate the impact of this down market, Geesink Norba Group incurred a small loss in fiscal 2004. Nonetheless, Geesink Norba Group has held its market share, based on our estimates, suggesting the introduction of the value-priced Valu€Pak™ line was a smart marketing move.

To put it bluntly, the performance of our commercial segment was disappointing. Profitability is not where it needs to be, which is particularly frustrating considering the increase in sales. For this reason, we are aggressively raising prices to counter steel and component cost increases. We also launched a major



FOLSOM
READY MIX

McNeilus Revolution™ is a composite mixer drum that helps concrete producers increase profitability.



lean initiative throughout McNeilus' entire operations to reduce their cost structure. In addition, Mike Wuest was promoted to president of McNeilus. Mike has strong operations and supply chain management experience, which is a valuable asset for McNeilus. We also reorganized Geesink Norba Group's operations and believe these moves support our drive for stronger margins in fiscal 2005.

In fiscal 2004, we took care of the problems that had affected the launch of our new Revolution mixer drum. It was a matter of stabilizing our processes. With that job complete, we now have stepped up our marketing efforts.

We've made it through two-and-a-half years of a weak economy dampening sales volumes in the U.S. refuse and concrete placement industries. In fiscal 2004, we turned the corner. Order rates surged and continue to hold steady. A strong backlog holds the potential to be a leading earnings driver for our commercial segment in fiscal 2005 and 2006, especially since fleet replacement cycles were interrupted for nearly three years.

MOVING FORWARD AT FULL THROTTLE

As we look to the future, our priorities are clear. First, we look to the successful integration of JerrDan, BAI and CON-E-CO, working to achieve our EPS accretion target of $0.20 per share for these acquisitions in fiscal 2005. Then, we will set our sights on additional strategic acquisitions that could strengthen not only our revenues and profitability, but also our leadership position within select specialty truck and truck body markets.

We will also aggressively focus on lean manufacturing initiatives in our commercial segment, bringing margins in line. We will expand these initiatives throughout the corporation in 2005. In addition to changing our production processes, our dedication to lean manufacturing will also change the way we think and analyze every aspect of this company.

Future growth in the defense business is strongly linked to new requirements created by heavy use of our vehicles in the



Pierce Mobile Command Post in service in Washington, DC.

Middle East, a drive for new technologies within military fleets and new international contracts. We believe we are well positioned to address all of these opportunities and will be diligently working to ensure the rapid fulfillment of contracts. In addition, the U.S. military is likely to need parts and recap services to bring their fleets to peak readiness over the next several years. The armoring of logistics vehicles is also likely to be a priority for years to come.

We believe innovation is a critical element in maintaining a leadership position in the markets in which we compete. Because of this, we will continue our investment in research and development of new products, like the Revolution. In response, our customers tell us they are pleased that we have challenged the status quo in the concrete placement industry, helping them become more productive and profitable. In fiscal 2005, we expect solid performance from the Revolution, supporting stronger sales and healthier margins at McNeilus.

We anticipate the steel market will remain hot, driving us to continually evaluate our product pricing policies to limit the impact on operating margins. We are committed to appropriately raising our prices to reflect market forces.

Municipal markets have recovered substantially. In 2005, we will work to capitalize on this trend in the fire and emergency market and actively target municipal sales in our refuse business.

We made great progress in fiscal 2004. However, we are a company for whom celebrations are brief as we begin work on the next opportunity. With a strong balance sheet, solid earnings potential in each business segment, and several new acquisitions, we are moving full throttle toward the future.

ROBERT G. BOHN
Chairman, President and CEO

DATED NOVEMBER 22, 2004


CHARLES L. SZEWS
Executive Vice President
and Chief Financial Officer
Oshkosh Truck Corporation
"The strength of our acquisition strategy is in choosing market leaders with the right combination of capabilities, earnings enhancement potential and sterling reputation."

POWER

STRATEGIC ACQUISITIONS ENERGIZE GROWTH

Balanced, strategic growth gives Oshkosh Truck Corporation the power to achieve its business goals. In fiscal 2004, the company exceeded its performance target of 10 percent organic sales growth. That growth was augmented by three acquisitions, adhering to the company's strategy to diversify and acquire in current or complementary specialty truck and truck body markets, with customers and products that we understand.

As it has in the past, this corporation expects to continue to execute this strategy in alignment with our conservative business philosophy. Oshkosh is selective about the companies it pursues. We evaluate many to find the few that offer the right combination of current capabilities, market position, earnings enhancement potential and sterling reputation.

Since 1996, this strategy has served Oshkosh Truck Corporation well, making it one of a select group of companies to consistently create value through acquisitions. By the middle of fiscal 2004, the company had substantially deleveraged its balance sheet, giving it the financial freedom to pursue attractive acquisitions as they became available. As a result, Oshkosh closed on three acquisitions within a six-month period. In that time, JerrDan, BAI and CON-E-CO became part of the Oshkosh family.

The JerrDan and BAI acquisitions contributed sales of $35.4 million and operating income of $1.2 million during the fourth quarter of fiscal 2004. The CON-E-CO acquisition closed in early November 2004 and is expected to begin contributing during the first quarter of fiscal 2005.

NEW ACQUISITIONS BROADEN PRODUCT OFFERING

Each acquisition allowed Oshkosh to expand its product offering, further enhancing its value to shareholders. JerrDan moved Oshkosh Truck into a new market – towing and recovery equipment. It also added another fire and emergency business unit to help counterbalance the exceptional growth delivered in our defense business.

JerrDan engineers and manufactures a full line of towing and recovery equipment with a particularly strong product line in the carrier market, the fastest growing segment of the towing and recovery market. A quality-conscious organization with conservative values, JerrDan fits our business model nicely.

The company currently holds the number-two position in a market that is expected to grow slowly but steadily for the next several years. JerrDan has continuously invested in product development which is consistent with our own business model.

JerrDan brings with it a widespread independent distribution network in which distributors are often family-run businesses just like those of our customers. They understand the demands of keeping a small business financially solvent through a hard day's work.

BAI is an Italian fire apparatus manufacturer that allows Oshkosh to offer a broader selection to international fire and emergency customers. BAI helps the corporation become more international in presence and mindset. By acquiring 75 percent of this company, Oshkosh gained a strategically vital foothold for expansion in the European fire and emergency market.



BAI is an Italian company that manufactures municipal fire apparatus and airport rescue and fire fighting ("ARFF") vehicles.



CON-E-CO manufactures a broad line of stationary and portable concrete batch plants.


55 CAL.
JERRDAN

JerrDan engineers and builds a complete line of light-, medium-, and heavy-duty carriers and wreckers.

BAI manufactures municipal fire apparatus and airport rescue and fire fighting (ARFF) vehicles. It also sells fire fighting equipment through its subsidiary, Tecnica. BAI enjoys strong sales in Italy and the Middle East and brings with it a product portfolio that Oshkosh intends to leverage across its international distribution network.

The third addition was the purchase of CON-E-CO. This acquisition enhanced Oshkosh Truck's product line in the concrete placement market. CON-E-CO manufactures a broad line of stationary and portable concrete batch plants. It specializes in large, customized installations that add a new capability to our company and rounds out the company's line of concrete mixers and mobile batch plants sold under the Oshkosh and McNeilus brand names.

THE POWER TO MOVE AHEAD

Acquisition and global expansion are critical elements of the growth strategy for Oshkosh Truck. As always, Oshkosh will strive to make each of these acquisitions accretive within the first year. It's our objective that they add $0.20 per share to fiscal 2005 earnings. We expect fiscal 2005 will be a year of change and challenge, strengthening Oshkosh Truck's position in its markets.

FIRE AND EMERGENCY

Custom and commercial fire apparatus; rescue and homeland security apparatus; aircraft rescue and fire fighting ("ARFF") vehicles; ambulances; snow blowers and plow trucks; towing and recovery equipment; financing; aftermarket service; training

Pierce® OSHKOSH® BAI MEDTEC™ JERR-DAN®

- Single-source designer, manufacturer and financier of fire apparatus and ambulances
- Industry leading fire apparatus brand recognized for quality, safety and innovation
- Leading technologies, including Side Roll Protection™ system, Hercules™ and Husky® foam systems, Command Zone electronics, TAK-4 independent suspension, No-Lube technology for carriers and wreckers, and LOCKLINK™ over-center L-arm locking mechanism for wreckers
- Strong distribution and service networks
- Comprehensive product line for homeland security applications

- State and municipal budgets improved in fiscal 2004
- Emerging homeland security market with significant federal funding for federal agencies, states and municipalities
- Emerging requirements for high-end fire and rescue apparatus
- 2005 federal funding through Firefighters Assistance Grant Program approved at $650 million, down $100 million from 2004
- Carriers are the fastest growing segment of improving towing and recovery market

- Pierce fire apparatus orders rise sharply following weak 2003 for industry
- Oshkosh buys JerrDan Corporation, a leading manufacturer of towing and recovery equipment
- European fire truck maker, Brescia Antincendi International S.r.l. (BAI), joins Oshkosh family of companies
- Pierce mobile command center for homeland security applications is considered "one of the Top 100 technological innovations" by *Popular Science* magazine
- Pierce expands aerial product line with new aluminum aerial design
- The next-generation Quantum chassis, Pierce's flagship model, is unveiled
- Medtec introduces value-priced Type II ambulance model

COMMERCIAL-REFUSE HAULING

Refuse collection vehicle bodies: rear loaders, front loaders, side loaders and automated mobile and stationary compactors; demountable containers and container handling equipment; financing; aftermarket service; all-make parts; training

McNeilus® GEESINK NORBA KIGGEN

- Global leader in refuse collection bodies
- Comprehensive product line offers low maintenance costs and high productivity
- Extensive domestic and international direct sales and service network
- Shared technologies enhance opportunities in both domestic and international markets
- Proprietary and all-make parts availability allows customers to service all-make fleets
- Product development focused on safety and productivity enhancement

- State and municipal budgets improving
- Automated refuse collection bodies are the fastest growing market segment
- Privatization of waste collection is on the rise in the U.S. and Europe
- Limited landfill space creates greater distances for refuse to be hauled
- Stronger emissions regulations are spurring interest in alternative fuel and hybrid-electric drive vehicles
- Economic conditions are driving consolidation among refuse collection companies and prompting haulers to maximize route efficiency

- Michael Wuest appointed president of McNeilus Companies, Inc.
- McNeilus sponsors "Slow Down to Get Around" industry safety campaign to promote safer driving near refuse workers
- Geesink Norba Group introduces new value-priced line of rear loaders to be manufactured in Romania
- McNeilus is named one of Waste Management's 2003 Total Customer Satisfaction Award recipients
- Geesink Norba Group incurs operating loss due to continued weak market conditions in Europe
- GPM III begins production on new moving line at Geesink's Emmeloord, Netherlands, facility.

COMMERCIAL-CONCRETE PLACEMENT

Rear-discharge mixers; Revolution mixer drums; front-discharge mixers; concrete batch plants; Highland® all-wheel-drive trucks; all-make parts; financing; aftermarket service; training

OSHKOSH® McNeilus® CON-E-CO®

- Leading brands with reputation for reliability and longevity
- Revolution composite mixer drum offers unique profitability benefits to concrete producers
- Single-source designer, manufacturer and financier of concrete mixers, batch plants and all-make parts
- Large installed base for ongoing parts and service business
- Nationwide service and distribution network

- Strong housing market with seasonally adjusted annual housing start rate running near 2 million units*
- A revival in nonresidential construction is expected to offset softening residential and public works markets**
- Recent cement shortages have eased and U.S. portland cement consumption is expected to top 105 million tons in 2004, up 0.8 percent over 2003. 2005 consumption anticipated to reach 108 million tons**
- Consolidation continues among major multinational concrete producers
- Concerns regarding 2007 emissions regulations for engines contributing to expected strong market in 2005 and 2006

*National Assoc. of Home Builders
**Ed Sullivan, Chief Economist, Portland Cement Association

- Lean initiative drives reconfiguration of Revolution drum production facility and improved efficiencies
- Next-generation Revolution drum featuring improved fin design, new roller track design and smoother exterior is introduced to industry
- McNeilus introduces the Trimble DriveSafe system on its concrete mixers. DriveSafe incorporates GPS and data analysis to help fleets track mixer and driver performance

BUSINESS OVERVIEW

YEAR IN REVIEW

- The company surpassed $2 billion in annual sales for the first time and achieved record operating income.
- The defense segment was a major performance driver, generating 58.7 percent of operating income.
- Oshkosh was named one of the Best Managed Companies in America by *Forbes* magazine.
- *Fortune* magazine named Oshkosh to its annual list of most admired companies.
- Rising steel and component costs were an influential factor in pricing strategy and earnings performance throughout the year.
- A corporate-wide lean initiative was launched, targeting improved efficiency and profitability within all business segments.

DEFENSE

PRODUCTS

Heavy Expanded Mobility Tactical Trucks ("HEMTT"); HEMTT-Load Handling Systems ("LHS"); Palletized Load System ("PLS") trucks and trailers; Logistic Vehicle Systems ("LVS"); Heavy Equipment Transporters ("HET"); Medium Tactical Vehicle Replacements ("MTVR"); Wheeled Tankers, remanufacturing; armoring; worldwide integrated logistics support

BRANDS

OSHKOSH®

COMPETITIVE ADVANTAGES

- Comprehensive product line including air transportable models
- Strong brand recognized for superior performance and reliability, particularly in off-road environments
- Leading truck technologies, including TAK-4™ independent suspension, Command Zone™ electronics and diagnostics, ProPulse® hybrid-electric drive
- Worldwide, integrated logistics support
- Extensive remanufacturing and armoring capabilities

INDUSTRY OUTLOOK

- Conflicts in Iraq and Afghanistan increase U.S. military requirements for parts, service, and remanufacturing
- Nature of modern conflict driving requirements for rapid deployability and off-road mobility
- Emerging interest in hybrid-electric drive technology for improving fuel economy and reducing logistics footprint
- Recapitalization of existing U.S. fleet following Operation Iraqi Freedom is a major market driver
- Armoring for tactical vehicles has become a priority for U.S. military
- Increasing recognition of heavy-payload truck fleet's importance in modern conflicts

FISCAL 2004 HIGHLIGHTS

- Oshkosh receives several contracts to remanufacture trucks and trailers deployed during Operation Iraqi Freedom
- Oshkosh awarded $144.6 million contract to provide armor for MTVR trucks to U.S. Marine Corps
- Oshkosh loses U.K. Ministry of Defence's Support Vehicle program
- Robotic vehicle, TerraMax™, is one of 10 vehicles to leave the starting line in the Pentagon's Grand Challenge, sponsored by the Defense Advanced Research Projects Agency ("DARPA"). Oshkosh is continuing autonomous vehicle development in 2005



W. JOHN STODDART
Executive Vice President and
President, Defense Business

"By advancing the technology and capabilities of tactical trucks, we not only set new standards, we give troops a stronger advantage in the field."

OVERDRIVE

LEADERSHIP THROUGH INNOVATION

Oshkosh Truck Corporation maintains a leadership position in the markets it serves because the company has the expertise, understanding and talented individuals necessary to put forth product innovations. In fiscal 2004, Oshkosh Truck invested $27.6 million in new product development, focusing the efforts of nearly six percent of employees on product engineering and development.

These efforts are paying off. In the defense business, product innovations are helping troops in the field and changing the way tactical trucks will be built in the future.

In fiscal 2004, Oshkosh entered the second year of the government-sponsored research and development program to bring the HEMTT to the next generation to support the future force. The first prototype, the HEMTT-A3, will move into the test phase in early calendar 2005. With it, the ProPulse hybrid-electric drive technology, part of the HEMTT-A3 design, also moves forward.

The defense business segment delivered new wrecker and dump body variants for the Marine Corps' MTVR. Beyond expanding the Marine Corps' MTVR program, these variants once again prove the viability and versatility of this medium-payload vehicle.

Oshkosh was also awarded a contract from U.S. Army Tank-automotive and Armaments Command to help develop advanced technology for use in future generations of military vehicles. The technologies being designed will be integrated into the Army's next generation of logistics support vehicles.

SUPPORTING THE MILITARY OF THE FUTURE

Perhaps the most cutting-edge initiative of fiscal 2004 was Oshkosh Truck's work in developing an autonomous defense vehicle. Working with several partners, Oshkosh developed the TerraMax robotic vehicle. Based on sensor data, TerraMax makes its own decisions on route planning, obstacle avoidance and speed, without any human interaction.

Based on the Oshkosh MTVR design, TerraMax was one of only 10 vehicles to leave the starting line in the Pentagon's Grand Challenge, sponsored by the Defense Advanced Research Projects Agency ("DARPA"). The challenge is a competition between completely autonomous vehicles that must traverse a rugged, 175-mile off-road course in the Mojave Desert. And, the vehicle's 1.2-mile run into the desert on race day went beyond expectations.

Further robotic vehicle development is an important initiative for fiscal 2005. The 2001 Defense Authorization Act called for one-third of operational ground combat vehicles to be unmanned by 2015. Oshkosh is working to help the Department of Defense make this a reality.

Perhaps the most cutting-edge initiative of fiscal 2004 was Oshkosh Truck's work in developing an autonomous defense vehicle . . . the TerraMax vehicle makes its own decisions on route planning, obstacle avoidance and speed, without any human interaction.



The Oshkosh Striker® continues to be one of the most successful products the company has ever developed.


20
OSHKOSH
OSHKOSH
20



ALWAYS ON THE MOVE

"Innovation is the lifeblood of Oshkosh Truck Corporation. As a company, we have the skills, the talent and the courage to create new products, drive markets forward and ensure value for our customers as well as our shareholders."

Robert G. Bohn

Chairman, President and
Chief Executive Officer
Oshkosh Truck Corporation


Pierce
105


JOHN W. RANDJELOVIC
Executive Vice President
and President,
Pierce Manufacturing Inc.
"We help our customers be more effective and safer by continuously developing better, more advanced products."

INNOVATIONS IN FIRE AND EMERGENCY

Fiscal 2004 was another strong year for Pierce Manufacturing with multiple new product introductions. Pierce filled the last major gap in its aerial product line with the debut of a 75-foot aluminum aerial. This product addresses a niche market in the fire service and targets incremental sales.

A new version of Pierce's flagship chassis, the Quantum, was also introduced. It features a distinctive new design and incorporates best-in-class safety features such as TAK-4 independent front suspension, side-roll protection, and Command Zone advanced electronics.

Safety innovations took center stage in Pierce's development work. In addition to the Quantum, the new PackMule™ hosebed contributes to fire fighter safety by eliminating the need for fire fighters to climb on top of a fire engine. The PackMule is a hydraulic platform that lowers to waist level, giving fire fighters the ability to load and unload hose from the safety of solid ground.

The professionals at Pierce continue to work closely with federal, state and local government agencies to develop the type of homeland security apparatus needed to meet today's challenges. New configurations are called for almost daily, and Pierce's ability to customize apparatus bodes well for our ability to compete in this market.

In other areas, the Command Zone advanced electronics and multiplexing system was also introduced in Medtec ambulances. Command Zone electronics provide control over ambulance subsystems and real-time diagnostics. Medtec also developed a value-priced Type II van ambulance suited to private ambulance services.

Lastly, the Striker remains one of Oshkosh's most successful product launches. In fiscal 2004, the U.S. Air Force purchased 23 units to modernize much of its domestic fire fighting fleet.

BUILDING A SOLID FOUNDATION IN COMMERCIAL BUSINESS

With the introduction of the Revolution composite mixer drum, McNeilus changed the standard for mixer performance and weight savings. However, the introduction of this new product should have been better. In 2004, McNeilus believes it solved the final challenges associated with the production process of this innovative product. Although drum deliveries were delayed while the process was fixed, by year's end, McNeilus was again selling aggressively. At the end of fiscal 2004, the business segment closed a deal to sell more than 150 Revolution mixer packages to one of the nation's largest concrete producers.

The professionals at Pierce continue to work closely with federal, state and local government agencies to develop the type of homeland security apparatus needed to meet today's challenges.

The productivity benefits of the Revolution design generate premium-pricing opportunities. Now that the team at McNeilus has overcome the production hurdles, they can turn their attention to margin improvement, one of the original objectives of this development project.

Oshkosh and McNeilus focused on safety systems for concrete mixers in fiscal 2004. McNeilus partnered with Trimble to introduce the Trimble DriveSafe system. This system uses GPS technology to deliver detailed reports of how drivers of McNeilus mixers operate their vehicles. Unsafe driving habits are detected early, giving fleet owners the opportunity to conduct targeted driver training and counseling programs to minimize accidents.


Americana

The new value-priced Medtec™ Type II ambulance was developed to better serve private ambulance services.


Pierce
PERFORM. LIKE NO OTHER.

The Pierce 75' aluminum aerial fills the last major gap in the company's aerial product line.

In keeping with the company-wide focus on safety, McNeilus became a co-sponsor of an industry-wide worker safety program. Titled "Slow Down to Get Around," this campaign encourages motorists to drive cautiously near refuse vehicles and workers to help prevent accidents.

In the Oshkosh European refuse business, the company introduced product innovations to this struggling market. The Geesink Norba Group continued the rollout of the GPM III, a new smooth-sided design. It offers 35 percent faster compaction time and other performance features, which support Geesink's premium position. Geesink also expanded into the value-priced market segment with the introduction of the Valu€Pak rear loader.

As seen in individual business segments, innovation is a driving force for Oshkosh Truck Corporation. The company's full-throttle approach to research and development has once again paid off, making the continued investment in this area a critical element for future success.



MICHAEL J. WUEST
Executive Vice President and President, McNeilus Companies, Inc.

"The challenge is to be more efficient and contain costs, while making the best products possible. That's the only way we can ensure value for our customers and shareholders."

FUEL

Operational excellence is a core strategy for Oshkosh Truck Corporation. Continuously improving efficiency, reducing costs and streamlining production is fuel that propels this company forward. As such, the commercial segment results in 2004 were disappointing. In response, the company launched a comprehensive lean initiative in early fiscal 2004 to support cost reduction efforts and deliver low product life cycle costs for customers.

This lean initiative, which works to eliminate non-value-added activities, began with the recruitment of several executives with significant lean expertise. This process was launched with the development of a dedicated, cross-functional, cross-business "lean team" to provide training, analyze processes and empower people within each business unit to implement change.

LEAN INITIATIVES REDUCE COSTS AND INVENTORIES

The "lean team" began its work at McNeilus. Although lean initiatives are intended to spread throughout the entire corporation over the next two years, this was a logical starting point because the commercial business' operating margins offered substantial room for improvement.

One of the main goals of the McNeilus team was to improve the production processes for the Revolution mixer, addressing process control issues, slow throughput rates and higher than anticipated product costs which produced a small operating loss on the sale of Revolution drums in fiscal 2004. Today, new processes that help assure the quality of each Revolution drum are in place, and McNeilus has largely restructured production flow for the Revolution. As a result, output has doubled with no additional employees and production process control issues have been resolved. The company believes these steps will help reduce Revolution production costs, accelerate delivery times and better meet customers' quality expectations in fiscal 2005. The second quarter of fiscal 2005 is the anticipated timeframe for achieving cost targets.

In addition, following extensive analysis, new production line layouts were established for McNeilus refuse body and concrete mixer production processes. These moves freed production space. It also allowed the company to bring more fabrication processes in-house, reducing costs and lead times. Furthermore, it reduced mixer throughput times by almost 50 percent, and refuse body times by nearly 40 percent, by the end of fiscal 2004.

Oshkosh Truck Corporation's fourth quarter results did suffer because of the program's initial implementation costs, but the company considers this a vital investment which is now largely behind it. At this point, McNeilus' operations are poised for increased profitability beginning in the second quarter of fiscal 2005.

WORKFORCE AND FACILITY IMPROVEMENTS STREAMLINE COSTS

Continued softness in the European refuse market drove two major operational initiatives for the Geesink Norba Group. The first was a complete realignment of its Emmeloord, Netherlands facility, installing moving production lines for its newest product, the GPM III rear loader. This realignment included right sizing the workforce to fit current production levels and resulted in a $1.8 million redundancy charge in fiscal 2004. Geesink Norba Group also moved production of its new value-priced Valu€Pak line of rear loaders to Romania, allowing them to take advantage of lower production costs to target a broader segment of the European refuse market.


The GPM III rear loader is now manufactured on a moving production line in Geesink Norba Group's Emmeloord, Netherlands facility.


In fiscal 2004, the Oshkosh "lean team" restructured the production process of the McNeilus Revolution mixer drum, doubling output and resolving existing quality control issues.

Pierce Manufacturing added a new state-of-the-art paint facility at its Florida operations in response to increased throughput demands. The company also began producing value-priced Medtec Type II van ambulances in Florida. This limited option design is an ideal fit with the streamlined production capabilities at this operation.

In our defense business, extensive in-theater maintenance and technical support was provided to the U.S. military through a cadre of embedded field service technicians. In addition, extensive armoring operations were established in Kuwait and Iraq to support both the U.S. Army and Marine Corps. These operations did an excellent job of installing armor on Oshkosh HEMTT and PLS trucks, and FMTVs and Humvees.

DRIVING VALUE

Pursuit of operational excellence is a continuous process that will always be a focus of Oshkosh Truck Corporation. The dedication to this program involves sharing best practices throughout the organization, sharing goals and changing corporate culture.

In fiscal 2004, lean principles provided a new way of looking at operations, honing in on value creation and working to eliminate waste throughout the process. These initiatives fostered cooperation across business units and moved us toward our objectives of achieving a 10 percent operating income margin in each business unit and a 20 percent reduction in inventories.

The ultimate goal is to create long-term value and growth for customers, the company and our shareholders.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

J. WILLIAM ANDERSEN [2]
Retired Executive Director of Development, University of Wisconsin-Oshkosh

ROBERT G. BOHN [1]
Chairman, President and Chief Executive Officer of the Company

RICHARD M. DONNELLY [4]
Industrial Partner, Ripplewood Holdings LLC; Retired President, General Motors, Europe

DONALD V. FITES [3]
Retired Chairman and Chief Executive Officer, Caterpillar Inc.

FREDERICK M. FRANKS, JR. [3,4]
Retired General, U.S. Army

MICHAEL W. GREBE [1,2,4]
President and Chief Executive Officer, The Lynde & Harry Bradley Foundation

KATHLEEN J. HEMPEL [1,3]
Retired Vice Chairman and Chief Financial Officer, Fort Howard Corporation

HARVEY N. MEDVIN [2]
Retired Chief Financial Officer, Aon Corporation

J. PETER MOSLING, JR. [4]
Retired Officer of the Company

STEPHEN P. MOSLING [4]
Retired Officer of the Company

RICHARD G. SIM [1,2]
Retired Chairman, President and Chief Executive Officer, APW, Ltd.

1 Member of the Executive Committee, of which Mr. Bohn is the chair.
2 Member of the Audit Committee, of which Mr. Sim is the chair.
3 Member of the Human Resources Committee, of which Ms. Hempel is the chair.
4 Member of the Governance Committee, of which Mr. Grebe is the chair.

PRINCIPAL CORPORATE OFFICERS

ROBERT G. BOHN
Chairman, President and Chief Executive Officer

BRYAN J. BLANKFIELD
Executive Vice President, General Counsel and Secretary

MARK A. MEADERS
Executive Vice President and Chief Operating Officer, Pierce Manufacturing Inc.

JOHN W. RANDJELOVIC
Executive Vice President and President, Pierce Manufacturing Inc.

W. JOHN STODDART
Executive Vice President and President, Defense Business

CHARLES L. SZEWS
Executive Vice President and Chief Financial Officer

DONALD H. VERHOFF
Executive Vice President, Technology

MICHAEL J. WUEST
Executive Vice President and President, McNeilus Companies, Inc.

MATTHEW J. ZOLNOWSKI
Executive Vice President, and Chief Administration Officer

THOMAS D. FENNER
Vice President, Chief Procurement Officer and General Manager, Airport Business

MICHAEL S. GUZOWSKI
Vice President, Information Systems

DAVID G. HODGETTS
Managing Director and General Manager, Geesink Norba Group

JOSEPH H. KIMMITT
Senior Vice President, Government Operations, Washington, DC Office

SCOTT L. NEY
Vice President and Treasurer

THOMAS J. POLNASZEK
Vice President and Controller

MICHAEL K. ROHRKASTE
Vice President, Human Resources

DAVID M. SAGEHORN
Vice President, Business Development

KIRSTEN A. SKYBA
Vice President, Marketing Communications

FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS

As used herein, the "Company" refers to Oshkosh Truck Corporation, including Pierce Manufacturing Inc. ("Pierce"), McNeilus Companies, Inc. ("McNeilus") and its wholly-owned subsidiaries, Viking Truck and Equipment, Inc. ("Viking"), Kewaunee Fabrications, LLC ("Kewaunee"), Medtec Ambulance Corporation ("Medtec"), JerrDan Corporation ("JerrDan"), Concrete Equipment Company, Inc. ("CON-E-CO"), Geesink Group B.V., Norba A.B. and Geesink Norba Limited and their wholly-owned subsidiaries (together the "Geesink Norba Group") and BAI Brescia Antincendi International S.r.l. and BAI Tecnica S.r.l. (together "BAI"). "Oshkosh" refers to Oshkosh Truck Corporation, not including Pierce, McNeilus, Viking, Kewaunee, Medtec, JerrDan, CON-E-CO, Geesink Norba Group, BAI or any other subsidiaries.

The "Oshkosh®," "McNeilus®," "Pierce®," "Medtec™," "Jerr-Dan®," "CON-E-CO®," "BAI™," "Geesink™," "Norba®," "Kiggen™," "Revolution®," "Atlantic™," "Command Zone™," "ALL STEER®," "TAK-4®," "Arrow XT™," "Hawk Extreme®," "Hercules™," "Husky®," "Contender®," "SmartPak®," "Auto Reach®," "Power Grid®," "Quick Pick®," "Lo-Pro™," "All-Pro®," "Tru-Trof®," "Valu€Pak™," and "ProPulse®" trademarks and related logos are trademarks or registered trademarks of the Company. All other product and service names referenced in this document are the trademarks or registered trademarks of their respective owners.

All information in this Annual Report to Shareholders has been adjusted to reflect the two-for-one split of the Company's Common Stock effected on August 13, 2003 in the form of a 100% stock dividend.

For ease of understanding, the Company refers to types of specialty trucks for particular applications as "markets." When the Company refers to "market" positions, these comments are based on information available to the Company concerning units sold by those companies currently manufacturing the same types of specialty trucks and truck bodies and are therefore only estimates. Unless otherwise noted, these market positions are based on sales in the United States. There can be no assurance that the Company will maintain such market positions in the future.

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains statements that the Company believes to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report, including, without limitation, statements regarding the Company's future financial position, business strategy, targets, projected sales, costs, earnings, capital spending and debt levels, and plans and objectives of management for future operations, including those under the captions "Executive Overview" and "Fiscal 2005 Outlook" are forward-looking statements. When used in this Annual Report to Shareholders, words such as the Company "expects," "intends," "estimates," "anticipates," "believes," "should" or "plans" or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the success of the launch of the Revolution composite concrete mixer drum, the Company's ability to turn around its McNeilus and Geesink Norba Group businesses, the cyclical nature of the Company's commercial and fire and emergency markets, risks related to reductions in government expenditures, the uncertainty of government contracts, the challenges of identifying acquisition candidates and integrating acquired businesses, rapidly rising steel and component costs and the Company's ability to avoid such cost increases based on its supply contracts or recover such rising costs with increases in selling prices of its products, and risks associated with international operations and sales, including foreign currency fluctuations. In addition, the Company's expectations for fiscal 2005 are based in part on certain assumptions made by the Company, which are set forth under the caption "Certain Assumptions." Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's U.S. Securities and Exchange Commission (the "SEC") filings, including, but not limited to, the Company's Current Report on Form 8-K filed with the SEC on October 28, 2004.

All forward-looking statements, including those under the captions "Executive Overview" and "Fiscal 2005 Outlook" speak only as of November 22, 2004. The Company has adopted a policy that if the Company makes a determination that it expects the Company's earnings per share for future periods for which projections are contained in this Annual Report to Shareholders to be lower than those projections, then the Company will publicly disseminate that fact. The Company's policy also provides that if the Company makes a determination that it expects the Company's earnings per share for future periods to be at or above the projections contained in this Annual Report to Shareholders, then the Company does not intend to publicly disseminate that fact. Except as set forth above, the Company assumes no obligation, and disclaims any obligation, to update information contained in this Annual Report to Shareholders. Investors should be aware that the Company may not update such information until the Company's next quarterly conference call, if at all.

GENERAL

The Company is a leading designer, manufacturer and marketer of a wide range of specialty trucks and truck bodies, including concrete mixers, refuse bodies, fire and emergency vehicles and defense trucks. Under the "McNeilus," "Oshkosh" and "CON-E-CO" brand names, the Company manufactures rear- and front-discharge concrete mixers and portable and stationary concrete batch plants. Under the "McNeilus," "Geesink" and "Norba" brand names, the Company manufactures a wide range of automated, rear, front, side and top loading refuse truck bodies and mobile and stationary refuse compactors and transfer systems. Under the "Pierce" brand name, the Company is among the leading domestic manufacturers of fire apparatus assembled on both custom and commercial chassis. Under the "Jerr-Dan" brand name, the Company is a leading domestic manufacturer and marketer of towing and recovery equipment. Under the "BAI" brand name, the Company is a manufacturer and marketer of fire apparatus, aircraft rescue and firefighting vehicles and equipment to municipalities and airports in Italy and exports into Europe, the Middle East and North Africa. The Company manufactures aircraft rescue and firefighting and airport snow removal vehicles under the "Oshkosh" brand name and ambulances under the "Medtec" brand name. The Company also manufactures defense trucks under the "Oshkosh" brand name and is the leading manufacturer of severe-duty heavy-payload tactical trucks for the U.S. Department of Defense ("DoD").

Major products manufactured and marketed by each of the Company's business segments are as follows:

Commercial – concrete mixer systems, refuse truck bodies, mobile and stationary compactors and waste transfer units, portable and stationary concrete batch plants and truck components sold to ready-mix companies and commercial and municipal waste haulers in the U.S., Europe and other international markets.

Fire and emergency – commercial and custom fire trucks and equipment, towing and recovery equipment, aircraft rescue and firefighting trucks, snow removal trucks, ambulances and other emergency vehicles primarily sold to fire departments, airports, and other governmental units in the U.S. and abroad.

Defense – heavy- and medium-payload tactical trucks and supply parts sold to the U.S. military and to other militaries around the world.

All estimates referred to in this "Management's Discussion and Analysis" refer to the Company's estimates as of October 28, 2004 when the Company conducted a conference call in connection with its announcement of its earnings for the fourth quarter and fiscal year ended September 30, 2004 and its revised outlook for fiscal 2005.

ACQUISITION HISTORY

Since 1996, the Company has selectively pursued strategic acquisitions to enhance its product offerings and diversify its business. The Company has focused its acquisition strategy on providing a full range of products to customers in specialty truck and truck body markets that are growing and where it can develop strong market positions and achieve acquisition synergies. Identified below is information with respect to these acquisitions, all of which have been accounted for using the purchase method of accounting and have been included in the Company's results of operations from the date of acquisition.

On September 18, 1996, the Company acquired for cash all of the issued and outstanding capital stock of Pierce for $156.9 million, including acquisition costs and net of cash acquired. The acquisition was financed from borrowings under a subsequently retired bank credit facility. Pierce is a leading manufacturer and marketer of fire trucks and other emergency apparatus.

On December 19, 1997, Pierce acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation, for $3.6 million. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks.

On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217.6 million, including acquisition costs and net of cash acquired. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers and portable concrete batch plants for the concrete placement industry and refuse truck bodies for the waste services industry in the United States. The acquisition was financed from borrowings under a previous senior credit facility and the issuance of senior subordinated notes. The senior subordinated notes were retired in fiscal 2003.

On November 1, 1999, the Company acquired the manufacturing assets of Kewaunee for $5.5 million in cash plus the assumption of certain liabilities aggregating $2.2 million. Kewaunee manufactures all of the Company's requirements for aerial devices in its fire and emergency segment.

On April 28, 2000, the Company acquired all of the issued and outstanding capital stock of Viking, a distributor of front-discharge concrete mixers, for $1.7 million, including acquisition costs and net of cash acquired.

On October 30, 2000, the Company acquired all of the issued and outstanding capital stock of Medtec and an affiliate and certain related assets for $14.5 million in cash, including acquisition costs and net of cash acquired. Medtec is a U.S. manufacturer of custom ambulances. The acquisition was financed from available cash and borrowings under the Company's previous senior credit facility.

On March 6, 2001, the Company acquired certain machinery and equipment, parts inventory and certain intangible assets from TEMCO, a division of Dallas-based Trinity Industries, Inc. TEMCO, a manufacturer of concrete mixers, batch plants and concrete mixer parts had discontinued its business. Consideration for the purchase was valued at $15.7 million and included cash of $8.1 million and credits to the seller valued at $7.6 million for future purchase of certain concrete placement products from the Company over the next six years. The acquisition was financed from borrowings under the Company's previous senior credit facility.

On July 25, 2001, the Company acquired all of the outstanding capital stock of Geesink Norba Group for $137.6 million, including acquisition costs, and net of cash acquired. The Geesink Norba Group is a leading European manufacturer of refuse collection truck bodies, mobile and station compactors and transfer stations. The acquisition was financed from the proceeds of a new term loan under the Company's senior credit facility which was subsequently retired.

On July 8, 2004, the Company acquired all of the issued and outstanding capital stock of JerrDan for $79.9 million, including acquisition costs and net of cash acquired. JerrDan is a leading manufacturer and marketer of towing and recovery equipment in the U.S. The acquisition was financed from borrowings under the Company's previous senior credit facility.

On July 29, 2004, the Company acquired 75% of the outstanding quotas (ownership interests) of BAI for €6.3 million ($7.6 million) in cash, including acquisition costs and net of cash acquired, plus debt assumed of €10.9 million ($13.2 million). BAI is a manufacturer and marketer of fire apparatus, aircraft rescue and firefighting vehicles and equipment to municipalities and airports in Italy and exports into Europe, the Middle East and North Africa. The acquisition was financed from borrowings under the Company's previous senior credit facility.

On November 1, 2004, the Company acquired all of the issued and outstanding capital stock of CON-E-CO for $18.8 million in cash, subject to certain post-closing adjustments. CON-E-CO is a leading manufacturer and marketer of portable and stationary concrete batch plants in the U.S. The acquisition was financed from borrowings under the Company's revolving credit facility.

EXECUTIVE OVERVIEW

Since the onset of Operation Iraqi Freedom in 2003, the Company's operating results have benefited substantially from increasing DoD requirements for parts, service, armoring and major overhauls of Oshkosh defense vehicles operated in Iraq. The Company believes that the DoD's requirements for these services related to Operation Iraqi Freedom will increase in fiscal 2005, and perhaps again in fiscal 2006, from the high levels experienced in fiscal 2004. In fiscal 2007 through fiscal 2009, the Company believes that the requirements from this conflict will remain high, but total defense segment sales may decline in this period. However, due to the unpredictable nature of military conflicts and the complexities of U.S. funding of Operation Iraqi Freedom, the Company is unable to provide assurance that its defense segment sales in fiscal 2005 and fiscal 2006 will increase from fiscal 2004 levels or that its defense segment sales will remain at relatively high levels during the period from fiscal 2007 through fiscal 2009. As a result, the Company expects to derive most of its sales and earnings growth, if any, over the next few years from its non-defense segments and from acquisitions because the Company cannot reasonably expect to maintain its defense sales and operating income at the expected, unprecedented levels of fiscal 2005 and fiscal 2006 over the long-term unless new military conflicts arise or the Company can expand its military truck product offering. In January 2007, new emission standards are scheduled to be effective for diesel engines in the classes of chassis the Company sells and/or utilizes for mounting of the Company's truck bodies. When new standards became effective in 2003, the Company experienced an acceleration of purchases of trucks and truck bodies in its commercial segment immediately prior to the effective date of the new standards and lower purchases immediately following such date. The Company believes that a similar acceleration of purchases could occur in fiscal 2006 and early fiscal 2007, with lower purchases possible beginning in the second quarter of fiscal 2007. Given the Company's low indebtedness at September 30, 2004, significant unused availability under its new revolving credit facility and the Company's expectations for cash flow in fiscal 2005 and fiscal 2006, the Company believes that it has substantial financial resources to maintain an active acquisition strategy in support of its growth strategy over the next three to five years. However, the Company cannot predict whether any acquisitions can be consummated at favorable prices and integrated effectively over the next few years given the uncertainties involved in targeting, negotiating and integrating acquisitions.

The Company's financial performance in fiscal 2004 compared to fiscal 2003 and its expectations for its financial performance in fiscal year 2005 follow:

	Percentage Increase vs. Prior Year	
	Fiscal 2004	Fiscal 2005 Estimate
Sales	17.5%	17.1%
Operating income	39.6%	14.7%
Net income	49.2%	13.1%
Earnings per share assuming dilution	44.9.%	10.2%

The substantially improved results in fiscal 2004 were driven by the Company's defense segment, which benefited from a more than doubling in parts sales compared to fiscal 2003 due to requirements arising from conflicts in Iraq and Afghanistan, cumulative catch-up adjustments that added $19.5 million of operating income related to an increase in the estimated margins from 5.5% to 7.6% on the Company's multi-year MTVR base contract, which is recorded utilizing the percentage-of-completion accounting method, higher international defense truck business and higher sales of heavy-payload trucks to the DoD. These factors caused the Company's defense sales and operating income to increase 17.8% to $774.1 million and 86.1% to $127.9 million, respectively, in fiscal 2004. Looking to fiscal 2005, the Company expects its defense sales to continue to be strong. The Company presently estimates sales of $900.0 million and operating income of $115.0 million in the defense segment in fiscal 2005. The estimated decline in defense operating income in fiscal 2005 is largely attributable to the MTVR margin adjustments which benefited fiscal 2004 earnings. Given the significant ongoing operational requirements in Iraq and Afghanistan, these fiscal 2005 estimates may increase as the Company pursues additional business to support the U.S. armed forces.

The Company's other business segments underperformed prior year levels in fiscal 2004, but the Company expects to realize substantially higher earnings in those segments in fiscal 2005.

In the Company's fire and emergency segment, sales were up 12.1% in fiscal 2004, while operating income grew at the lesser rate of 5.5%. The Company's acquisitions of JerrDan and BAI in July 2004 contributed $35.4 million of sales and $1.2 million of operating income to fire and emergency segment results in fiscal 2004. Sales and operating income of the segment's other business units grew 5.5% and 3.3%, respectively, in fiscal 2004. Sales and operating income for these other business units rose 23.6% and 52.9% in the fourth quarter of fiscal 2004 to offset lower sales and operating income performance during the first nine months of fiscal 2004. The sharply improved results in the fourth quarter of fiscal 2004 compared to the previous nine months resulted largely from a substantial increase in order rates and an improved product mix. U.S. fire apparatus industry orders began to recover in fiscal 2004 following an approximate 10% decline in fiscal 2003 when municipal budgets were weak. Due to six to nine month lead times for fire apparatus, the segment's operating results in the first nine months of fiscal 2004 were adversely impacted by the low fiscal 2003 industry order rates, while fourth quarter results began to benefit from the improved order trend in fiscal 2004. The substantial improvement in the Company's orders in fiscal 2004 over prior year levels combined with acquisitions have resulted in a 45.8% increase in segment backlog at September 30, 2004 compared to prior year levels. The JerrDan and BAI acquisitions accounted for 16.1 percentage points of the increase in segment backlog at September 30, 2004 compared to prior year levels. The Company expects to report improved sales and earnings in this segment in fiscal 2005 as this backlog is shipped. The Company also estimates that the acquisitions of JerrDan and BAI will contribute sales and operating income of $170.0 million and $17.5 million in fiscal 2005, respectively. These amounts are up from $35.4 million and $1.2 million in sales and operating income, respectively, recorded in fiscal 2004 since the respective dates of their acquisitions. The Company estimates that the improving order rates and these acquisitions will result in fire and emergency segment sales and operating income growth of 36.7% to $820.0 million and 43.7% to $79.0 million in fiscal 2005, respectively.

The Company's commercial segment has realized significantly higher orders in all product lines except European refuse products in fiscal 2004 leading to a 22.3% increase in commercial segment sales. The Company's operating income during this period, however, declined 13.3%. The reasons for the decline include losses in the Company's European refuse business due to weak economic and industry conditions in Europe and related workforce reductions, increased steel and component costs, competitive pricing conditions, manufacturing inefficiencies, and higher start-up costs on new product launches. As a result of the operating losses in the European refuse business in fiscal 2004, the Company conducted a review for potential impairment of the goodwill recorded with respect to this business as described under "Application of Critical Accounting Policies – Goodwill and Other Intangible Assets." The Company concluded in this review that such goodwill was not impaired at September 30, 2004, but the Company will continue to monitor this investment. At September 30, 2004, the Company's backlog in its commercial segment was up 30.2% compared to prior year levels as industry order volumes have rebounded in concrete placement from a two-year downturn. The Company believes that its commercial segment performance will improve significantly in fiscal 2005 as the Company implements higher prices to offset the rising steel and component cost increases, targets manufacturing efficiencies, extends the roll-out of the Revolution drum and realizes the results of its November 1, 2004 acquisition of CON-E-CO. The Company expects its commercial segment sales and operating income to increase 4.2% to $945.0 million and 55.0% to $54.0 million, respectively, in fiscal 2005.

The acquisitions of JerrDan and BAI involved borrowings and assumed indebtedness totaling approximately $113.7 million in the fourth quarter of fiscal 2004. Due to strong cash flow, the Company repaid approximately $53.0 million of the acquisition-related borrowings before September 30, 2004 to close fiscal 2004 with $75.9 million of debt. Assuming no further acquisitions other than the CON-E-CO acquisition (see Note 17 of the Notes to Consolidated Financial Statements), the Company estimates that debt will rise in mid-fiscal 2005 for seasonal working capital requirements and then decline due to cash flow from operations to approximately $20.0 million at September 30, 2005. The Company believes its cash flow has also contributed to a significant increase in the Company's borrowing capacity to support the Company's acquisition strategy.

The Company estimates fiscal 2005 earnings per share of $3.45, up 10.2% over fiscal 2004 earnings per share.

Please refer to "Fiscal 2005 Outlook" and "Certain Assumptions" for a detailed discussion of the Company's sales, operating income, net income, earnings per share and debt estimates for fiscal 2005.

During fiscal 2004, costs have risen sharply for steel and component parts containing steel, and the availability of steel has been limited, especially for small consumers of steel, including certain of the Company's suppliers. The Company uses thousands of tons of steel annually. Some industry experts have estimated that steel costs have increased more than 100% over the last year, with further increases possible in fiscal 2005. A surge in over-the-road truck sales has also created a shortage of certain components utilized by the Company and resulted in periodic delays in receipt of chassis scheduled for mounting of the Company's truck bodies in fiscal 2004. The ultimate duration and severity of these conditions is not presently estimable, but these conditions are likely to continue into fiscal 2005. Based on long-term agreements with suppliers, the Company has been able to avoid some of the impact of these cost increases, but not all the Company's suppliers have been able to honor their contracts with the Company. To mitigate these increases, the Company announced 4.5% - 9.5% price increases in fiscal 2004 in all of its domestic commercial and fire and emergency business units to offset these cost increases from the steel industry and component manufacturers. The Company expects to announce further price increases in the first quarter of fiscal 2005 and in subsequent quarters of fiscal 2005 in these business units. The Company does not anticipate being able to recover all the cost increases from customers due to the significant amount of orders in the Company's backlog prior to the effective dates of product selling price increases and because competitive conditions have limited price increases in some market sectors. Due to the nature of its defense business, which is generally based on firm, fixed-price contracts, the Company is generally limited in its ability to raise prices in response to rising steel and component costs. The Company generally has firm pricing from its suppliers for its defense business at the time of contract award, but it does not expect these supply contracts to fully protect the Company from steel and component cost increases in its defense segment. Commencing in the second half of fiscal 2004, the Company has sought substantially higher pricing for all new defense contracts executed since that time to recover higher anticipated steel and component costs expected in fiscal 2005 and beyond.

The Company estimates that the impact of higher steel and component costs on earnings was about $0.17 per share in fiscal 2004. The Company expects these conditions to negatively impact earnings by approximately $0.35 per share in fiscal 2005, and has factored this impact into its estimate of fiscal 2005 earnings.

The Company was involved in an intense competition for a United Kingdom Ministry of Defence ("U.K. MoD") contract for support vehicles valued at over $2.0 billion over a seven-year period beginning in fiscal 2007. The U.K. MoD awarded this contract to a competitor in October 2004.

RESULTS OF OPERATIONS

ANALYSIS OF CONSOLIDATED NET SALES – THREE YEARS ENDED SEPTEMBER 30, 2004

The following table presents net sales (see definition of net sales contained in Note 1 of the Notes to Consolidated Financial Statements) by business segment (in thousands):

	Fiscal Year Ended September 30,		
	2004	2003	2002
Net sales to unaffiliated customers:			
Commercial	$ 907,309	$ 741,878	$ 678,334
Fire and emergency	599,734	534,955	476,148
Defense	774,059	657,094	594,856
Intersegment	(18,797)	(7,917)	(5,746)
Consolidated	$ 2,262,305	$ 1,926,010	$ 1,743,592

The following table presents net sales by geographic region based on product shipment destination (in thousands):

	Fiscal Year Ended September 30,		
	2004	2003	2002
Net sales:			
United States	$ 1,884,223	$ 1,636,361	$ 1,541,629
Other North America	13,218	9,444	7,037
Europe and Middle East	300,112	244,127	165,961
Other	64,752	36,078	28,965
Consolidated	$ 2,262,305	$ 1,926,010	$ 1,743,592

FISCAL 2004 COMPARED TO FISCAL 2003

Consolidated net sales increased 17.5% to $2,262.3 million in fiscal 2004 compared to fiscal 2003. Net sales were up in all segments. The acquisitions of JerrDan and BAI contributed $35.4 million of the sales increase in fiscal 2004.

Commercial net sales increased 22.3% to $907.3 million in fiscal 2004 compared to fiscal 2003. Concrete placement product sales were up 30.5% due to strong customer demand as U.S. industrial markets recovered from a recession. Refuse product sales increased 12.7%. Domestic refuse product sales grew 24.4% due to improving demand from both commercial and municipal waste haulers. European refuse product sales were up slightly in fiscal 2004 compared to fiscal 2003 in U.S. dollars as changes in foreign currency exchange rates offset a 9.6% decline in sales in local currency due to weak conditions in European refuse markets.

Fire and emergency segment sales increased 12.1% to $599.7 million in fiscal 2004 compared to fiscal 2003. The acquisitions of JerrDan and BAI contributed $35.4 million to fiscal 2004 sales. In this segment, due to long lead times, orders generally ship six to nine months after receipt. Sales rebounded sharply in the fourth quarter of fiscal 2004, following flat sales in the first nine months of fiscal 2004, due to substantially improved order trends in fiscal 2004 compared to fiscal 2003. The Company estimates that fire apparatus industry orders declined in fiscal 2003 approximately 10.0%.

Defense segment net sales increased 17.8% to $774.1 million in fiscal 2004 compared to fiscal 2003. The sales increase arose from a more than doubling in parts and service sales and increased sales of heavy-payload trucks to international customers and the DoD which more than offset a $136.2 million decrease in MTVR base contract sales due to a decline in the production rate under this five-year contract, as the Company anticipated, in advance of scheduled base contract expiration in June 2005.

FISCAL 2003 COMPARED TO FISCAL 2002

Consolidated net sales increased 10.5% to $1,926.0 million in fiscal 2003 compared to fiscal 2002. Net sales were up in all segments.

Commercial net sales increased 9.4% to $741.9 million in fiscal 2003 compared to fiscal 2002. Concrete placement sales were up 11.5%, primarily due to increased front-discharge mixer sales and a higher proportion of rear-discharge mixer "package" sales compared to the prior year. A "package" sale consists of the sale of the Company's truck body mounted on a truck chassis vs. a truck body only sale which does not include the truck chassis. Rear-discharge mixer unit sales declined slightly in fiscal 2003. Domestic refuse sales were 7.6% lower due to lower unit sales, especially to large, U.S. commercial waste haulers, offset in part by a higher proportion of "package" sales compared to the prior year. European refuse sales increased 26.6% due to increased "package" sales and favorable currency translation adjustments resulting from the strengthening of the euro compared to the U.S. dollar. Total unit sales declined.

Fire and emergency segment net sales increased 12.4% to $535.0 million in fiscal 2003 compared to fiscal 2002. Net sales increases were largely due to increased unit volumes and an improved product sales mix of domestic fire apparatus at the Company's Pierce subsidiary, as well as increased volume and a favorable product sales mix in airport products.

Defense segment net sales increased 10.5% to $657.1 million in fiscal 2003 compared to fiscal 2002. In fiscal 2003, the Company realized an increase in sales under its Family of Heavy Tactical Vehicles ("FHTV") contract, higher parts sales in connection with the U.S. Military's Operation Iraqi Freedom and operations in Afghanistan and initial shipments of HETs under the Company's U.K. HET contract.

ANALYSIS OF CONSOLIDATED OPERATING INCOME – THREE YEARS ENDED SEPTEMBER 30, 2004

The following table presents operating income by business segment (in thousands):

	Fiscal Year Ended September 30,		
	2004	2003	2002
Operating income (expense):			
Commercial	$ 34,838	$ 40,188	$ 47,171
Fire and emergency	54,957	52,072	48,988
Defense	127,859	68,697	40,720
Corporate and other	(37,244)	(31,758)	(25,761)
Consolidated	$ 180,410	$ 129,199	$ 111,118

FISCAL 2004 COMPARED TO FISCAL 2003

Consolidated operating income increased 39.6% to $180.4 million, or 8.0% of sales, in fiscal 2004 compared to $129.2 million, or 6.7% of sales in fiscal 2003, largely reflecting substantially improved results from the Company's defense segment.

Commercial segment operating income decreased 13.3% to $34.8 million, or 3.8% of sales, in fiscal 2004 compared to operating income of $40.2 million, or 5.4% of sales, in fiscal 2003. Operating income decreased in fiscal 2004 compared to the prior year in spite of a 22.3% increase in sales due to losses in the Company's European refuse business as industry conditions continued to deteriorate. The Company estimates that industry volume in European refuse products was down approximately 15.0% from fiscal 2003 levels and that pricing was adversely impacted in most European countries. This business also incurred costs related to headcount reductions of $1.8 million and to introduce new smooth-sided bodies and value-priced products totaling $3.2 million. In the balance of the segment, the Company's domestic businesses realized an operating income increase of approximately 18.3%. The Company estimates that steel cost increases adversely impacted commercial segment operating income by $5.0 million during fiscal 2004, primarily in domestic markets. Competitive pricing conditions and manufacturing inefficiencies further adversely impacted fiscal 2004 operating income margins in the Company's domestic businesses.

Fire and emergency segment operating income increased 5.5% to $55.0 million, or 9.2% of sales, in fiscal 2004 compared to $52.1 million, or 9.7% of sales, in fiscal 2003. The acquisitions of JerrDan and BAI contributed $1.2 million of operating income in fiscal 2004. Fiscal 2004 margins were negatively impacted by rising steel costs and increased product liability and health care costs. The Company estimates that steel cost increases adversely impacted fire and emergency operating income by $1.8 million during fiscal 2004. Operating income margins in fiscal 2004 were also negatively impacted by fair value purchase accounting adjustments on 2004 acquisitions, which resulted in additional expense immediately following the acquisitions.

Defense segment operating income increased 86.1% to $127.9 million, or 16.5% of sales, compared to $68.7 million, or 10.5% of sales, in fiscal 2003. The largest contributor to the increase in operating income in fiscal 2004 was the increase in parts and service sales arising from DoD requirements to support Operation Iraqi Freedom. Earnings in fiscal 2004 further benefited by $19.5 million due to cumulative catch-up adjustments to increase MTVR margins from 5.5% to 7.6%, including $16.2 million related to prior year revenues. The MTVR margin adjustments resulted from lower than expected material cost escalation and better than expected overhead absorption related to higher defense production volumes resulting from the requirements of Operation Iraqi Freedom. The balance of the increase in operating income was due to higher sales of heavy-payload trucks to international customers and the DoD. The Company estimates that steel cost increases adversely impacted defense operating income by $2.7 million during fiscal 2004.

Consolidated selling, general and administrative expenses decreased to 7.8% of sales in fiscal 2004 compared to 8.1% of sales in fiscal 2003. Corporate operating expenses and inter-segment profit elimination increased $5.5 million to $37.2 million, or 1.6% of consolidated sales, in fiscal 2004 from $31.8 million, or 1.6% of consolidated sales, for fiscal 2004. The increase was largely due to expenses incurred related to acquisition investigations and increased personnel charges.

FISCAL 2003 COMPARED TO FISCAL 2002

Consolidated operating income increased 16.3% to $129.2 million, or 6.7% of sales, in fiscal 2003 compared to $111.1 million, or 6.4% of sales in fiscal 2002. Fiscal 2003 results benefited from a fourth quarter cumulative catch-up adjustment to margins on the Company's MTVR contract as described below.

Commercial segment operating income decreased 14.8% to $40.2 million, or 5.4% of sales, in fiscal 2003 compared to $47.2 million, or 7.0% of sales, in fiscal 2002. Operating income margins were generally lower due to a higher percentage of "package" sales versus body-only sales in fiscal 2003 compared to fiscal 2002. Excluding the effects of foreign currency translation, operating income declined in all product lines. Fiscal 2003 results benefited from favorable currency translation adjustments of $1.4 million due to the strengthening of the euro compared to the U.S. dollar and a $0.5 million gain on the sale of certain operating equipment. Research and development spending increased $4.5 million in fiscal 2003, primarily related to the Revolution drum.

Fire and emergency segment operating income increased 6.3% to $52.1 million, or 9.7% of sales, in fiscal 2003 compared to $49.0 million, or 10.3% of sales, in fiscal 2002. Increased sales volume and a strong product mix in the current year were partially offset by an increase in lower-margin international sales in fiscal 2003 resulting in a slightly lower operating income margin compared to fiscal 2002.

Defense segment operating income increased 68.7% to $68.7 million, or 10.5% of sales, compared to $40.7 million, or 6.8% of sales, in fiscal 2002. The increase in operating income margins in fiscal 2003 resulted from higher sales of FHTV trucks, international defense trucks and defense parts, and lower bid and proposal spending compared to fiscal 2002. In addition, a cumulative catch-up adjustment to increase MTVR margins from 4.3% to 5.5% totaling $9.2 million, including $5.7 million related to prior year revenues, contributed to the higher operating income margins in fiscal 2003.

Consolidated selling, general and administrative expenses decreased to 8.1% of sales in fiscal 2003 compared to 8.2% of sales in fiscal 2002. Corporate operating expenses and inter-segment profit elimination increased $6.0 million to $31.8 million, or 1.6% of consolidated sales, in fiscal 2003 from $25.8 million, or 1.5% of consolidated sales, for fiscal 2002. The increase was largely due to higher variable incentive compensation expense, costs to implement the requirements of the Sarbanes-Oxley Act and investments in additional personnel and services.

ANALYSIS OF NON-OPERATING INCOME STATEMENT ITEMS – THREE YEARS ENDED SEPTEMBER 30, 2004

FISCAL 2004 COMPARED TO FISCAL 2003

Net interest expense decreased $7.8 million to $4.3 million in fiscal 2004 compared to fiscal 2003. Fiscal 2004 results reflect lower average borrowings outstanding for most of fiscal 2004 until the Company acquired JerrDan and BAI for cash and assumed debt totaling $113.7 million in July 2004.

The effective income tax rate for fiscal 2004 was 37.3% compared to 33.6% in fiscal 2003. Fiscal 2003 results reflect the benefit of an income tax audit settlement reached with the IRS that decreased the effective tax rate by 3.1 percentage points. The fiscal 2004 effective income tax rate also reflects a higher effective state income tax rate due to increased earnings in higher-tax states.

Other miscellaneous income of $0.5 million relates to favorable foreign currency transaction gains on inter-company amounts net of a $0.3 million charge to write off deferred financing costs resulting from the refinancing of the Company's bank credit facility in September 2004. In fiscal 2003, other miscellaneous income included a $6.3 million charge related to the early retirement of 8.75% senior subordinated notes.

Equity in earnings of affiliates net of income taxes of $2.2 million in fiscal 2004 and $2.3 million in fiscal 2003 represents the Company's equity interest in Oshkosh/McNeilus Financial Services Partnership ("OMFSP") and in a concrete mixer and refuse packer manufacturer in Mexico.

Minority interest in earnings of $0.1 million represents the 25.0% interest in BAI for the period from July 29, 2004 to September 30, 2004 related to BAI management shareholdings.

FISCAL 2003 COMPARED TO FISCAL 2002

Net interest expense decreased $8.0 million to $12.1 million in fiscal 2003 compared to fiscal 2002. Fiscal 2003 results reflect lower interest rates on variable-rate debt and lower borrowings outstanding as a result of debt reduction related to performance-based payments on the MTVR and FHTV contracts and cash flow from operations.

The effective income tax rate for fiscal 2003 was 33.6% compared to 36.1% in fiscal 2002. In September 2003, the Company concluded the settlement of an income tax audit that resulted in a $3.4 million reduction in income tax expense. In December 2001, the Company concluded an audit settlement of a research and development tax credit claim resulting in a $0.9 million credit to income tax expense in fiscal 2002.

Other miscellaneous expense of $6.6 million in fiscal 2003 included a $4.7 million charge for the September 2003 payment of a call premium and related expenses and a $1.6 million charge to write off deferred financing costs resulting from the prepayment of the Company's $100 million 8 ¾% Senior Subordinated Notes due March 2008. Other miscellaneous expense also includes $1.2 million of gains on sales of non-operating assets and $1.4 million of losses on foreign currency transactions.

Equity in earnings of unconsolidated affiliates, net of income taxes, of $2.3 million in fiscal 2003 and $2.4 million in fiscal 2002 represents the Company's equity interest in OMFSP and in a concrete mixer and refuse packer manufacturer in Mexico.

FINANCIAL CONDITION

Fiscal Year Ended September 30, 2004

During fiscal 2004, cash and cash equivalents increased by $10.8 million to $30.1 million at September 30, 2004. Cash provided from operating activities of $134.9 million, net borrowings of $9.1 million under the Company's credit facilities and proceeds of stock option exercises of $4.6 million were used to acquire JerrDan and BAI for $87.5 million, fund capital expenditures of $30.0 million, pay dividends of $9.1 million and fund the $11.1 million increase in other long-term assets, which primarily related to increased pension contributions.

In fiscal 2004, receivables and inventories increased to support higher sales levels. Customer advances represented a significant source of cash in fiscal 2004 due to higher performance-based payments on the Company's FHTV contract and higher advances associated with fire apparatus orders compared to prior year levels. Net working capital also increased $26.6 million due to acquisitions.

Cash paid for income taxes was $46.4 million in fiscal 2004 compared to $35.6 million in fiscal 2003. Cash taxes paid increased due to the higher level of earnings less increased deductions in fiscal 2004 for the tax benefits of stock option exercises and pension contributions.

Fiscal Year Ended September 30, 2003

During fiscal 2003, cash and cash equivalents decreased by $20.8 million to $19.2 million at September 30, 2003. Available cash, cash provided from operating activities of $105.3 million, net borrowing of $51.4 million under the Company's revolving credit facility and proceeds from stock option exercises of $9.6 million were used to reduce term debt by $148.2 million, fund capital expenditures of $24.7 million, pay dividends of $6.4 million and fund the increase in other long-term assets (primarily increased pension contributions) of $7.3 million.

In fiscal 2003, receivables and inventories increased to support higher sales levels in most of the Company's businesses. Customer advances represented a significant source of cash in fiscal 2003 due to higher performance-based payments on the MTVR and FHTV contracts, and higher outstanding advances associated with fire apparatus purchased compared to prior year levels.

Cash paid for income taxes was $35.6 million in fiscal 2003 compared to $49.8 million in fiscal 2002. Cash taxes paid in fiscal 2003 and accrued taxes payable at September 30, 2003 were lower than the corresponding fiscal 2002 amounts because of increased deductions in fiscal 2003 for the tax benefits of stock option exercises and pension contributions.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $30.1 million and approximately $408.3 million of unused availability under the terms of its revolving credit facility (see Note 6 to Notes to Consolidated Financial Statements) as of September 30, 2004. The Company's primary cash requirements include working capital, interest and principal payments on indebtedness, capital expenditures, dividends and, potentially, future acquisitions. In September 2004, the Company obtained a new unsecured $500.0 million senior revolving credit facility ("revolving credit facility") expiring in September 2009 to replace a $170.0 million revolving credit facility scheduled to mature in January 2006. Availability under the revolving credit facility was reduced by borrowings of $65.6 million and outstanding letters of credit of $26.1 million at September 30, 2004. The Company may increase the revolving credit facility up to an aggregate maximum outstanding amount of $750.0 million at the Company's discretion, unless the Company is in default under terms of its revolving credit facility. The Company expects its primary sources of cash to be cash flow from operations, cash and cash equivalents on hand at September 30, 2004 and borrowings from unused availability under the Company's revolving credit facility.

Based upon current and anticipated future operations and excluding the impact of any potential acquisitions, the Company believes that these capital resources will be adequate to meet future working capital, debt service and other capital requirements for fiscal 2005. Debt levels and capital resource requirements beyond fiscal 2005 are not currently estimable because the Company maintains an active acquisitions strategy and the capital requirements of this strategy cannot be reasonably estimated.

The Company's cash flow from operations was positively impacted in fiscal 2004, 2003 and 2002 by the receipt of performance-based payments on its MTVR and FHTV contracts in its defense segment. The Company's cash flow from operations has fluctuated significantly, and will likely continue to fluctuate, from quarter to quarter due to changes in the timing of receipt of performance-based payments in its defense segment, changes in working capital requirements arising from seasonal fluctuations in commercial segment sales and changes in working capital requirements associated with the start-up of large defense contracts.

The Company's debt-to-capital ratio at September 30, 2004 was 10.7% compared to 9.3% at September 30, 2003. Debt-to-capital may vary from time to time as the Company borrows under its revolving credit facility to fund seasonal or defense contract working capital requirements and to the extent that the Company uses debt to fund acquisitions.

The Company's revolving credit facility contains various restrictions and covenants, including (1) requirements that the Company maintain certain financial ratios at prescribed levels; and (2) restrictions on the ability of the Company and certain of its subsidiaries to consolidate or merge, create liens, incur additional indebtedness and dispose of assets. Given the Company's limited borrowings and its estimated cash flow, the Company believes that it is unlikely that these restrictions and covenants would limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, or to take advantage of business opportunities, including future acquisitions.

Interest rates on borrowings under the Company's revolving credit facility are variable and are equal to the "Base Rate" (which is equal to the higher of a bank's reference rate and the federal funds rate plus 0.5%) or the "Offshore Rate" (which is a bank's inter-bank offered rate for U.S. dollars in off-shore markets) plus a margin of 0.70% for Offshore Rate loans under the Company's revolving credit facility as of September 30, 2004. The margins are subject to adjustment, up or down, based on whether certain financial criteria are met. The weighted average interest rate on borrowings outstanding at September 30, 2004 was 2.70%. The Company presently has no plans to enter into interest rate swap arrangements to limit exposure to future increases in interest rates.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements

Following is a summary of the Company's contractual obligations and payments due by period following September 30, 2004 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$ 4,402	$ 767	$ 1,358	$ 1,100	$ 1,177
Leases:					
Capital	-	-	-	-	-
Operating	33,334	7,933	10,407	6,628	8,366
Purchase obligations	461,810	460,582	1,228	-	-
Other long-term liabilities:					
Guaranteed residual obligations	308	308	-	-	-
Fair value of foreign currency forward contracts	22,350	7,734	14,616	-	-
Other	804	144	311	156	193
	23,462	8,186	14,927	156	193
Total contractual obligations	$ 523,008	$ 477,468	$ 27,920	$ 7,884	$ 9,736

The Company also has floating rate debt outstanding under its bank revolving credit facility. See Note 6 of the Notes to Consolidated Financial Statements.

The Company utilizes blanket purchase orders to communicate expected annual requirements to many of its suppliers or contractors. Requirements under blanket purchase orders generally do not become "firm" until four weeks prior to the Company's scheduled unit production. The purchase obligation amount included above represents the value of commitments considered firm, plus the value of all outstanding subcontracts.

The following is a summary of the Company's commercial commitments (in thousands):

	Amount of Commitment Expiration Per Period				
Commercial Commitments	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Customer lease guarantees to third parties	$ 12,275	$ 1,000	$ 2,000	$ 2,000	$ 7,275
Standby letters of credit	26,084	24,092	1,992	-	-
Corporate guarantees	9,281	9,281	-	-	-
Total commercial commitments	$ 47,640	$ 34,373	$ 3,992	$ 2,000	$ 7,275

McNeilus has a $20.3 million investment in an unconsolidated general partnership, OMFSP, which offers lease financing to customers of the Company. McNeilus and an unaffiliated third party, BA Leasing & Capital Corporation ("BALCAP" -- a subsidiary of Bank of America Corporation), are general partners in OMFSP. Each of the two general partners has identical voting, participating and protective rights and responsibilities in OMFSP. See Notes 1 and 2 of the Notes to Consolidated Financial Statements.

OMFSP purchases trucks, truck bodies and concrete batch plants for lease to user-lessees. The Company sold equipment totaling $58.2 million, $67.3 million and $62.9 million to OMFSP in fiscal 2004, 2003 and 2002, respectively. Banks and other financial institutions lend to OMFSP approximately 90% of the purchase price of the equipment, with recourse solely to OMFSP, secured by a pledge of lease payments due from the user-lessees. Each partner funds one-half of the approximate 8% equity portion of the cost of the new equipment purchases. Customers provide a 2% down payment. Each partner is allocated its proportionate share of OMFSP cash flow and taxable income in accordance with the partnership agreement. Indebtedness of OMFSP is secured by the underlying leases and assets of, and is with recourse to, OMFSP. However, all OMFSP indebtedness is non-recourse to the Company and BALCAP.

OMFSP debt financing is bid among a pool of third party banks and other financial institutions. OMFSP's available but unused borrowing capacity with such banks and other third party financial institutions was $143.8 million at September 30, 2004. OMFSP lenders do not guarantee its borrowing capacity and may withdraw such borrowing availability at any time. Should debt financing not be available to OMFSP in the future, certain of the Company's customers would need to find sources of lease financing other than through OMFSP, which could have an adverse impact on the Company's sales of equipment.

OMFSP and its predecessor have operated since 1989, with profits in each year. OMFSP seeks to maintain strict credit standards. Each general partner approves each lease financing transaction. Lessee-customers guarantee the residual value with respect to each lease. Infrequently, a customer will default on a lease. In such instances, OMFSP has historically been successful in disposing of the underlying equipment at values in excess of the then residual values on the leases. Lease losses historically have not been material in any one year. In the event that material lease losses did occur, the Company believes its losses would be limited to its investment in OMFSP because OMFSP's debt is nonrecourse to the Company. In addition, the Company could decide to discontinue OMFSP's leasing activities at any time and manage an orderly winding-up of the OMFSP lease portfolio.

Summarized financial information of OMFSP as of September 30, 2004 and 2003 and for the fiscal years ended September 30, 2004, 2003 and 2002 is as follows:

	September 30,	
	2004	2003
Cash and cash equivalents	$ 2,649	$ 1,879
Investment in sales type leases, net	185,176	203,034
Other assets	2,506	1,439
	$ 190,331	$ 206,352
Notes payable	$ 148,681	$ 161,964
Other liabilities	2,179	1,537
Partners' equity	39,471	42,851
	$ 190,331	$ 206,352

	Fiscal Year Ended September 30,		
	2004	2003	2002
Interest income	$ 12,808	$ 15,190	$ 16,315
Net interest income	3,885	4,329	4,346
Excess of revenues over expenses	3,589	4,394	4,286

CERTAIN ASSUMPTIONS

The expectations reflected in the forward-looking statements in this Annual Report to Shareholders, in particular those with respect to projected sales, costs, earnings and debt levels, are based in part on certain assumptions made by the Company, some of which are referred to in, or as part of, the forward-looking statements. Such assumptions include, without limitation, the sale of approximately 1,000 Revolution® composite concrete mixer drums in the U.S. in fiscal 2005 at favorable pricing and costs; the Company's estimates for concrete placement activity, housing starts and mortgage rates; a strong U.S. economy and no economic recovery in the European economy; the Company's expectations as to timing of receipt of sales orders and payments and execution and funding of defense contracts; the Company's ability to achieve cost reductions and operating efficiencies, in particular at McNeilus and the Geesink Norba Group; the anticipated level of production and margins associated with the MTVR base contract and MTVR-related contracts, the Company's various other U.S. Department of Defense contracts and international defense truck contracts; the expected level of U.S. Department of Defense procurement of replacement parts, service and remanufacturing of trucks and funding thereof; the Company's estimates for capital expenditures of municipalities for fire and emergency and refuse products, of airports for fire and rescue products and of large commercial waste haulers generally and with the Company; the Company's targets for Geesink Norba Group sales and operating income; the Company's estimates for the impact of steel and component cost increases and its ability to avoid such cost increases based on its supply contracts or recover rising steel and component costs with increases in selling prices of its products; the Company's ability to integrate acquired businesses and achieve expected synergies; the expected level of commercial "package" body and chassis sales compared to "body-only" sales; the Company's estimates of the impact of changing fuel prices and credit availability on capital spending of towing operators; the Company's ability to sustain market share gains by its fire and emergency and refuse products businesses; anticipated levels of capital expenditures, especially with respect to the rollout of the Revolution composite concrete mixer drum; the Company's planned spending on new product development; the Company's estimates for costs relating to litigation, product warranty, insurance and other raw materials; and the Company's estimates for debt levels, interest rates, working capital needs and effective tax rates. The Company cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate and will prove to have been correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve results that the forward-looking statements contemplate.

FISCAL 2005 OUTLOOK

The Company estimates that fiscal 2005 consolidated net sales will approximate $2.650 billion, up 17.1% from fiscal 2004 net sales, with $159.6 million of the sales increase from acquisitions. All comparisons are to fiscal 2004 actual results and assume no acquisitions other than Jerr-Dan, BAI and CON-E-CO.

The Company estimates that commercial sales will increase about 4.2% to approximately $945.0 million in fiscal 2005. The Company is projecting an increase in concrete placement sales of 6.3% in fiscal 2005, largely due to price increases and approximately $25.0 million due to the post-acquisition sales of CON-E-CO, which was acquired on November 1, 2004. The Company expects to sell 1,000 Revolution composite concrete mixer drums in fiscal 2005. The Company is projecting domestic refuse sales to increase 3.5% in fiscal 2005, largely due to price increases. The Company expects that Geesink Norba Group refuse product sales will be flat in fiscal 2005 with no recovery in the European market.

The Company expects that fire and emergency sales will be up about 36.7% to approximately $820.0 million in fiscal 2005. The Company expects the acquisitions of JerrDan and BAI to contribute $170.0 million to segment sales in fiscal 2005, up from $35.4 million in fiscal 2004. The balance of the estimated increase in segment sales in fiscal 2005 is expected to result from improved orders in fiscal 2004.

The Company is projecting defense sales to increase 16.3% to $900.0 million in fiscal 2005 due to DoD requirements associated with Operation Iraqi Freedom, including sales related to a contract to armor and install air conditioners in the DoD's MTVR fleet, higher rebuilds of heavy-payload trucks and increased parts and service sales. The Company expects these increases to more than offset the projected decline in sales of MTVRs as the Company continues to ramp down production in the final year of this five-year contract.

By quarter, the Company estimates that fiscal 2005 sales will approximate $598.0 million in quarter one, $612.0 million in quarter two, $757.0 million in quarter three and $683.0 million in quarter four.

The Company is projecting consolidated operating income to be up about 14.7% to approximately $207.0 million in fiscal 2005.

In the commercial segment, the Company projects operating income to increase 55.0% to $54.0 million. In this segment, the Company is projecting concrete placement operating income to be up 44.4% in fiscal 2005 due to estimated improvements in product pricing, lower manufacturing costs and estimated operating income of CON-E-CO of $2.0 million. The Company expects domestic refuse operating income to be up 38.4% in fiscal 2005 due to the increase in sales and improved manufacturing efficiencies. The Company expects the Company's European refuse business to be modestly profitable as a result of the restructuring of that business in fiscal 2004.

The Company is projecting fire and emergency segment operating income to increase 43.7% to $79.0 million in fiscal 2005. The Company expects that the JerrDan and BAI acquisitions will contribute $17.5 million to segment operating income in fiscal 2005, up from $1.2 million in fiscal 2004. The Company expects the operating income of its other fire and emergency businesses to grow approximately 14.4% in fiscal 2005.

The Company is projecting defense operating income to decrease 10.1% to $115.0 million in fiscal 2005. This estimate assumes the MTVR base contract margins remain at 7.6%. In fiscal 2004, cumulative catch-up adjustments to increase MTVR base contract margins in the first, third and fourth quarters added $19.5 million of operating income. The Company is also estimating a less favorable product mix in fiscal 2005 compared to fiscal 2004.

The Company expects corporate expenses to approximate $41.0 million in fiscal 2005, up 10.8% compared to fiscal 2004, primarily due to personnel cost increases. The Company is projecting net interest costs to increase $2.7 million in fiscal 2005 to $7.0 million due to acquisition-related indebtedness.

The Company estimates that in fiscal 2005 its effective tax rate will approximate 37.0%, that equity in earnings of its unconsolidated affiliates will approximate $2.0 million after taxes and that minority interest in BAI earnings will approximate $0.5 million. These estimates result in the Company's estimate of fiscal 2005 net income of $127.6 million and earnings per share of $3.45. The Company's earnings per share estimate for fiscal 2005 assumes that the Jerr-Dan, BAI and CON-E-CO acquisitions will be $0.20 per share accretive to earnings and that unrecovered steel and component price increases will have a $0.35 adverse impact on earnings per share.

By quarter, the Company expects that net income will approximate $25.9 million in quarter one, $23.4 million in quarter two, $39.7 million in quarter three and $38.6 million in quarter four. Based on an estimated 37.0 million average diluted shares outstanding for the year, these net income estimates result in earnings per share estimates of $0.71 in quarter one, $0.64 in quarter two, $1.07 in quarter three and $1.02 in quarter four.

Assuming no acquisitions, the Company estimates that debt will decrease to $20.0 million at September 30, 2005 compared to September 30, 2004 levels, but will fluctuate with seasonal working capital demands. The Company anticipates capital spending to approximate $30.0 million in fiscal 2005, much of which the Company expects will support the continued worldwide rollout of the Revolution composite concrete mixer drum.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This requires management to make estimates and judgments that affect reported amounts and related disclosures. Actual results could differ from those estimates. The Company considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact the Company's financial condition, results of operations and cash flows.

Warranty: Sales of the Company's products generally carry typical explicit manufacturers' warranties based on terms that are generally accepted in the Company's marketplaces. The Company records provisions for estimated warranty and other related costs at the time of sale based on historical warranty loss experience and periodically adjusts these provisions to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. At times, warranty issues arise which are beyond the scope of the Company's historical experience. The Company provides for any such warranty issues as they become known and estimable. It is reasonably possible that from time to time additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Revenue Recognition: The Company recognizes and earns revenue when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. The Company records revenues under long-term, fixed-price defense contracts using the percentage-of-completion method of accounting. The Company records revenues and anticipated profits under the MTVR multi-year, fixed-price production contract on a percentage-of-completion basis, generally using units accepted as the measurement basis for effort accomplished. The Company records estimated contract profits in earnings in proportion to recorded revenues based on the estimated average cost determined using total contract units under order (including exercised options). The Company records revenues under certain long-term, fixed-price defense contracts which, among others things, provide for delivery of minimal quantities or require a significant amount of development effort in relation to total contract value using the percentage-of-completion method upon achievement of performance milestones, or using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. The Company includes amounts representing contract change orders, claims or other items in sales only when they can be reliably estimated and realization is probable. The Company reflects adjustments in contract value or estimated costs on contracts accounted for using the percentage-of completion method in earnings in the current period as a cumulative catch-up adjustment. The Company charges anticipated losses on contracts or programs in progress to earnings when identified.

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized; however, they must be tested for impairment periodically, or more frequently under certain circumstances, and written down when impaired. The Company continues to record amortization for other intangible assets with definite lives. The Company is subject to financial statement risk to the extent that goodwill and indefinite-lived intangible assets become impaired. Any impairment review is, by its nature, highly judgmental as estimates of future sales, earnings and cash flows are utilized to determine impairment. However, the Company believes that it has conducted thorough and competent valuations of its goodwill and other intangible assets annually, resulting in no impairment of goodwill upon adoption of SFAS No. 142, nor upon the Company's subsequent testing conducted in the fourth quarters of fiscal 2004 or fiscal 2003.

In fiscal 2004, the Company considered the operating loss at the Geesink Norba Group to be an indicator of a potential impairment of the €107.6 million of goodwill ($132.6 million based on the exchange rate as of September 30, 2004) recorded by the Company as of September 30, 2004 in connection with the acquisition of this business in July 2001. European refuse markets served by the Geesink Norba Group have been in a recession since 2001. The Company believes that refuse collection vehicle market sales volumes declined over 20% from 2001 levels, including an estimated 15% decline in fiscal 2004 compared to fiscal 2003 and that pricing declined in fiscal 2003 and fiscal 2004 in many European markets. During fiscal 2004, the Company launched several new smooth-sided, refuse collection vehicles and the Valu€Pak, value-priced refuse collection vehicle into the European refuse market to spur demand for the Company's products. Also, the Company installed new moving assembly lines in its facility in the Netherlands for the production of the major components of its refuse collection vehicles for Europe with the objective of substantially reducing component production hours. As a result of these initiatives, the Company reduced its European workforce and recorded a $1.8 million severance charge in fiscal 2004. The Company also intends to install "lean" principles in the business in fiscal 2005. Lean is a methodology to eliminate non-value added work from a process stream. Based on the Company's estimated benefits of these investments in fiscal 2004 and additional investments planned for fiscal 2005, and based on the Company's estimates of improving European refuse market conditions beginning in fiscal 2006, the Company developed long-term projections of estimated cash flows from the Geesink Norba Group to assess the fair value of the business. As a result, the Company determined that the fair value of the

Geesink Norba Group exceeded its carrying value by more than $20.0 million at September 30, 2004 and therefore the goodwill recorded in connection with the acquisition of the Geesink Norba Group was not impaired as of September 30, 2004. The Company intends to continue to review the results of its fiscal 2004 and fiscal 2005 initiatives and to monitor the valuation of its investment in the Geesink Norba Group as appropriate during fiscal 2005.

Product Liability: Due to the nature of the Company's products, the Company is subject to product liability claims in the normal course of business. A substantial portion of these claims and lawsuits involve the Company's concrete placement and domestic refuse businesses, while such lawsuits in the Company's defense and fire and emergency businesses have historically been limited. To the extent permitted under applicable law, the Company maintains insurance to reduce or eliminate risk to the Company. Most insurance coverage includes self-insured retentions that vary by business segment and by year. As of September 30, 2004, the Company maintained self-insured retentions of $1.0 million per claim for each of its businesses.

The Company establishes product liability reserves for its self-insured retention portion of any known outstanding matters based on the likelihood of loss and the Company's ability to reasonably estimate such loss. There is inherent uncertainty as to the eventual resolution of unsettled matters due to the unpredictable nature of litigation. The Company makes estimates based on available information and the Company's best judgment after consultation with appropriate experts. The Company periodically revises estimates based upon changes to facts or circumstances. The Company also utilizes actuarial methodologies to calculate reserves required for estimated incurred but not reported claims as well as to estimate the effect of the adverse development of claims over time.

Critical Accounting Estimates

Management of the Company has discussed the development and selection of the following critical accounting estimates with the Audit Committee of the Company's Board of Directors and the Audit Committee has reviewed the Company's disclosures relating to such estimates in this "Management's Discussion and Analysis."

Warranty: The Company's products generally carry explicit warranties that extend from six months to two years, based on terms that are generally accepted in the marketplace. Selected components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products and the customer would generally deal directly with the component manufacturer.

The Company's policy is to record a liability for the expected cost of warranty-related claims at the time of the sale. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring Company obligations under the warranty plans. The Company believes that the warranty accounting estimate is a "critical accounting estimate" because: changes in the warranty provision can materially affect net income; the estimate requires management to forecast estimated product usage levels by customers; in the case of new models, components or technology, there may be a different, higher level of warranty claims experience than with existing, mature products; and certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. The estimate for warranty obligations is a critical accounting estimate for each of the Company's operating segments.

Historically, the cost of fulfilling the Company's warranty obligations has principally involved replacement parts, labor and sometimes travel for any field retrofit campaigns. Over the past three years, the Company's warranty cost as a percentage of sales has ranged from 0.93% of sales to 1.42% of sales. Warranty costs tend to be higher shortly after new product introductions when field warranty campaigns may be necessary to correct or retrofit certain items. Accordingly, the Company must make assumptions about the number and cost of anticipated field warranty campaigns. The Company's estimates are based on historical experience, the extent of pre-production testing, the number of units involved and the extent of new features/components included in new product models.

Each quarter, the Company reviews actual warranty claims experience to determine if there are any systemic defects which would require a field campaign. Also, warranty provision rates on new product introductions are established at higher than standard rates to reflect increased expected warranty costs associated with any new product introduction.

At times, warranty issues can arise which are beyond the scope of the Company's historical experience, generally with respect to a new product launch. If the estimate of warranty costs in fiscal 2004 increased or decreased by 50%, the Company's accrued warranty costs, costs of sales and operating income would each change by $10.5 million, or 29.4%, 0.6% and 5.8%, respectively.

Percentage-of-Completion Method of Accounting: The Company records revenues and anticipated profits under the MTVR multi-year, fixed-price production contract on a percentage-of-completion basis, generally using units accepted as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales based on estimated average cost determined using total contract units under order. Changes in estimated contract profits are recognized in earnings using the cumulative catch-up method. Under this method, current estimated contract profits are compared with previously estimated contract profits and a cumulative adjustment is recorded to income for all previously accepted units. The Company believes that the accounting estimate is a "critical accounting estimate" because changes in estimated costs can materially affect net income. The estimate requires management to forecast estimated material costs on non-quoted components, to estimate manufacturing overhead rates which are dependent in part on sales forecasts of non-MTVR volume, to estimate contract close-out costs and to estimate manufacturing hours per unit over a broad spectrum of volume, including low-rate of initial production, high-rate of production and ramp-down to the end of the contract. The estimate is a critical accounting estimate for the Company's defense segment.

Quarterly, or upon the occurrence of a significant event impacting the contract, Company management reviews actual contract performance to date to determine if there are any factors that would require an adjustment of the overall contract estimated margin. In fiscal 2004, 2003 and 2002, the Company increased the margin percentage recognized on the MTVR contract by 2.1, 1.2 and 1.0 percentage points, respectively, as a result of a contract modification and favorable cost performance compared to estimates. The changes in estimates increased operating income by $19.5 million in fiscal 2004, $9.2 million in fiscal 2003 and $4.3 million in fiscal 2002, or 10.8%, 7.1% and 3.9% of consolidated operating income, respectively. The Company has targeted margins on the MTVR contract in excess of the 7.6% margin recognized on the contract life-to-date by taking actions to reduce contract costs and minimize contract close-out costs. Should the Company be successful with respect to these actions, the Company estimates that a one-half percentage point increase in MTVR base contract margins in fiscal 2005 (on a full year basis) would increase operating income by approximately $5.0 million.

Goodwill: In accordance with the Company's accounting policies, goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events or "indicators of potential impairment" occur. Indicators of potential impairment include situations involving significant adverse changes in business climate, adverse actions by regulators, unanticipated competition, loss of key personnel, changes in technology or markets and operating losses, among others.

The Company performs its annual review in the fourth quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management estimates discounted anticipated cash flows of a reporting unit based on a number of factors including historical operating results, business plans and market conditions. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

In fiscal 2004, the Company's Geesink Norba Group recorded a small operating loss due to continued weak end markets in Europe and as a result of actions taken by the Company to update product offerings, increase manufacturing efficiencies and overall improve the Company's competitive position. The Company has goodwill of $132.6 million at September 30, 2004 related to the Geesink Norba Group. The Company's fiscal 2004 review for potential impairment of this goodwill indicated that there was no impairment of goodwill at September 30, 2004. While any assessment of goodwill is inherently a subjective process and is dependent on projections of future operating results, the Company believes that it conducted a thorough and competent valuation of the Geesink Norba Group at September 30, 2004 in support of its assessment.

To the extent that the Geesink Norba Group is not able to achieve expected sales and operating income performance, the Company could be required to record a goodwill impairment charge. The range of potential charge would be based on a number of factors, including the speed of the European economic recovery, Geesink Norba Group's operating performance, competition, required future capital expenditures, interest rates and long-term growth assumptions. See "Application of Critical Accounting Policies."

NEW ACCOUNTING STANDARDS

Earnings Per Share: In March 2004, the Financial Accounting Standards Board ("FASB") ratified the consensuses reached by the Emerging Issues Task Force ("EITF") on Issue No. 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share" ("EITF 03-06"). EITF 03-06 provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. Previously, the Company used the if-converted method for calculating basic earnings per share. Under SFAS No. 128, Earnings Per Share, the two-class method results in an allocation of all undistributed earnings to common shares and other participating securities as if all those earnings were distributed. The Company's Common Stock holds a 115% dividend preference over its Class A Common Stock. Therefore, EITF 03-06 requires the Company to disclose separate basic earnings per share amounts for the separate classes of common stock. The Company has adopted provisions of EITF 03-06 beginning April 1, 2004 in accordance with requirements and has retroactively presented Class A Common Stock and Common Stock basic earnings per share information for all periods. Adoption of EITF 03-06 did not result in a change in the Company's earnings per share assuming dilution for any of the periods presented.

Pensions and Other Postretirement Benefits: In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" (collectively "SFAS No. 132(R)"). SFAS No. 132(R) revises employers' disclosure about pension plans and other postretirement benefit plans, increasing annual disclosure requirements to include more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. SFAS No. 132 (R) does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pensions Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

SFAS No. 132(R) also amends Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require interim-period disclosure of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other post-retirement benefit plans. The Company has adopted the interim-period disclosure requirements of SFAS No. 132(R) effective March 31, 2004 and the annual provisions effective September 30, 2004. Because SFAS No. 132(R) pertains only to disclosure provisions, the Company's adoption of SFAS No. 132(R) did not have an impact on the Company's financial condition, results of operations or cash flows.

Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective as of July 1, 2003 for the Company. SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. The Company does not currently have financial instruments with characteristics of both liabilities and equity, and therefore, the adoption of SFAS No. 150 did not have an impact on the Company's financial condition, results of operations or cash flows.

Derivative Instruments and Hedging Activities: In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies the accounting for derivatives, amending the previously issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, amends the definition of an underlying contract, and clarifies when a derivative contains a financing component to increase the comparability of accounting practices under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Variable Interest Entities: In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which was revised December 2003 ("FIN 46(R)"). On October 9, 2003, the FASB issued Staff Position No. 46-6 which deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46(R) requires that companies consolidate a variable interest entity if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The Company has determined that OMFSP is adequately capitalized and that the Company's interest in OMFSP (see Note 2) is an interest in a "voting interest entity" and, as such, does not meet the requirements for consolidation under FIN 46. The adoption of FIN 46 did not have, and is not expected to have, an impact on the Company's financial condition, results of operations or cash flows.

Stock-Based Compensation: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method for accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted early the disclosure provisions of SFAS No. 148 as of October 1, 2002 and has included the required disclosures in Note 10 of the Notes to Consolidated Financial Statements. Adoption of SFAS No. 148 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Guarantee Obligations: In November 2002, the FASB issued Financial Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. Adoption of FIN 45 did not have a material effect on the Company's financial condition, results of operations or cash flows (see Note 15 of the Notes to Consolidated Financial Statements).

Exit or Disposal Activities: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial condition, results of operations or cash flows.

Impairment or Disposal of Long-Lived Assets: In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted provisions of SFAS No. 144 effective October 1, 2002. Adoption of SFAS No. 144 did not have a significant impact on the Company's consolidated financial condition, results of operations or cash flows.

Asset Retirement Obligations: In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes the accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted provisions of SFAS No. 143 effective October 1, 2002. Adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial condition, results of operations or cash flows.

AMERICAN JOBS CREATION ACT OF 2004

On October 22, 2004, the American Jobs Creation Act of 2004 ("Jobs Act") was signed into law by the President of the U.S. This legislation will result in sweeping revisions to the U.S. Internal Revenue Code and related regulations. The Jobs Act:

- Repeals the foreign sales corporation ("FSC") and extra-territorial income ("ETI") regimes and replaces them with a domestic manufacturing deduction.
- Provides taxpayers with an opportunity to repatriate foreign-source income into the U.S. if such repatriated income is invested in the U.S. under a properly-approved domestic reinvestment plan.
- Changes certain provisions of the U.S. Internal Revenue Code related to foreign tax credit ("FTC") calculations.
- Provides for penalties and increased disclosures related to transactions defined as reportable transactions.
- Provide for changes to executive compensation arrangements, including fundamental changes to non-qualified deferred compensation plans, limits deductions for personal use of employer-provided airplanes and provides for changes in withholding.
- Provides for changes affecting calculation and allocation of partnership income and ownership interests.
- Provides for substantial reforms for leasing transactions, including limitations on tax deductions allocable to property used by tax-exempt entities.
- Codifies present-law mobile machinery exemption for purposes of the retail excise tax on heavy vehicles, the heavy vehicle use tax and the tax on tires.
- Provides for a number of other changes, impacting expatriation, energy-related items, accounting methods, charitable and insurance provisions, among others.

Provisions of the Jobs Act are complex and far-reaching and their full impact on the Company will not be known until after specific IRS regulations addressing these changes have been published. However, based on a very preliminary review, the Company currently expects that the domestic manufacturing deduction benefit will exceed the current FSC/ETI benefit the Company receives, resulting in potential increases in after-tax earnings per share assuming dilution by an estimated 1.0% - 2.0% beginning in fiscal 2006 and 2007 due to the phase-in period of the domestic manufacturing deduction benefit. Further, certain aspects of the provisions for retail tax on heavy vehicles and on the tax on tires may result in increases in excise tax associated with certain of the Company's products.

CUSTOMERS AND BACKLOG

Sales to the U.S. government comprised approximately 33.0% of the Company's net sales in fiscal 2004. No other single customer accounted for more than 10.0% of the Company's net sales for this period. A substantial majority of the Company's net sales are derived from customer orders prior to commencing production.

The Company's backlog at September 30, 2004 was $1,551.0 million compared to $1,204.6 million at September 30, 2003. Commercial segment backlog increased 30.2% to $191.5 million at September 30, 2004 compared to September 30, 2003. Unit backlog for front-discharge concrete mixers was up 49.7% and backlog for rear-discharge concrete mixers was up 41.3%. Concrete mixer orders began to recover in fiscal 2004 following a three-year downturn in the industry. Unit backlog for refuse packers was down 2.0% domestically and up 3.0% in Europe. Backlog from large, U.S. commercial waste-haulers remained relatively low due to weak orders. European refuse unit backlog increased slightly despite weak order rates. Fire and emergency segment backlog increased 45.8% to $470.7 million at September 30, 2004 compared to the prior year due to improving domestic municipal markets, market share gains and an increased emphasis on homeland security vehicles. JerrDan and BAI, which were acquired in fiscal 2004, contributed $52.0 million to fire and emergency segment backlog at September 30, 2004. The defense segment backlog increased 21.0% to $888.7 million at September 30, 2004 compared to September 30, 2003, principally due to U.S. DoD requirements associated with Operation Iraqi Freedom, including recently awarded contracts to armor logistic fleets. Approximately 16.9% of the Company's September 30, 2004 backlog is not expected to be filled in fiscal 2005.

Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of the FHTV and MTVR contracts and a four-year fixed-price contract (the "ID/IQ") to rebuild Oshkosh heavy-payload defense trucks and trailers deployed in Iraq. Backlog information and comparisons thereof as of different dates may not be accurate indicators of future sales or the ratio of the Company's future sales to the DoD versus its sales to other customers.

FINANCIAL MARKET RISK

The Company is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, the Company selectively uses financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Interest Rate Risk

The Company's interest expense is sensitive to changes in the interest rates in the U.S. and off-shore markets. In this regard, changes in U.S. and off-shore interest rates affect interest payable on the Company's borrowings under its senior credit facility. The Company has not historically utilized derivative securities to fix variable rate interest obligations or to make fixed-rate interest obligations variable. If short-term interest rates averaged two percentage points higher in fiscal 2005 than in fiscal 2004, then the Company's interest expense would increase, and pre-tax income would decrease by approximately $1.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, but do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to mitigate the Company's exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in the Company's financial structure other than as noted.

Commodity Risk

The Company is a purchaser of certain commodities, including steel and aluminum. In addition, the Company is a purchaser of components and parts containing various commodities, including steel, aluminum, rubber and others which are integrated into the Company's end products. The Company generally buys these commodities and components based upon market prices that are established with the vendor as part of the purchase process. The Company does not use commodity financial instruments to hedge commodity prices.

The Company generally obtains firm quotations from its suppliers for a significant portion of its orders under firm fixed-price contracts in its defense segment. In the Company's fire and emergency and commercial segments, the Company generally attempts to obtain firm pricing from most of its suppliers, consistent with backlog requirements and/or forecasted sales. To the extent that commodity prices increase and the Company does not have firm pricing from its suppliers, or its suppliers are not able to honor such prices, then the Company may experience margin declines to the extent it is not able to increase selling prices of its products.

Foreign Currency Risk

The Company's operations consist of manufacturing in the U.S., the Netherlands, the United Kingdom, Italy and Sweden and sales and limited truck body mounting activities throughout the U.S. and in various European jurisdictions. International sales were approximately 16.7% of overall net sales in fiscal 2004, including approximately 8.7% of overall net sales in fiscal 2004 that involved export sales from the U.S. The majority of export sales in fiscal 2004 were denominated in U.S. dollars. For the Company's U.S. operations, the Company generally purchases materials and component parts that are denominated in U.S. dollars and seeks customer payment in U.S. dollars for large multi-unit sales contracts, which span several months or years.

The Company's contract to provide wheeled tankers to the U.K. MoD provides that the Company will invoice and be paid in British Sterling. The Company's costs under this contract are payable in U.S. dollars, British Sterling and euros. The Company has instituted a hedging program by entering into a series of forward foreign exchange contracts to sell British Sterling and euros and purchase British Sterling and euros to hedge a portion of the related U.S. dollar equivalent of these amounts.

The Company's earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies primarily as a result of the effects of the translation of the Geesink Norba Group and BAI earnings from source currencies into U.S. dollars and euro-denominated purchases of tank bodies and tank pumping systems in the defense segment, and hedging customer orders denominated in currencies other than the U.S. dollar. The Company may use forward foreign exchange contracts to partially hedge against the earnings effects of such fluctuations in exchange rates on non-U.S. dollar denominated sales and purchases. At September 30, 2004, the Company had outstanding forward foreign exchange contracts to purchase 62.8 million euros ($73.1 million based on the exchange rate as of September 30, 2004) for settlement during the period from November 2004 through December 2006 and forward foreign exchange contracts to purchase 0.9 million British Sterling ($1.5 million based on the exchange rate as of September 30, 2004) for settlement during the period from November 2004 through March 2005. At September 30, 2004, the Company had outstanding forward foreign exchange contracts to sell 138.1 million British Sterling ($214.2 million based on the exchange rate as of September 30, 2004) for settlement during the period from October 2004 through November 2006 and forward foreign exchange contracts to sell 0.3 million Canadian dollars ($0.2 million based on the exchange rate as of September 30, 2004) for settlement in December 2004 to hedge outstanding firm sales commitments. A hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not have had a material impact on the Company's fiscal 2004 earnings or cash flows. However, to a certain extent, foreign currency exchange rate movements may also affect the Company's competitive position, as exchange rate changes may affect business practices, the Company's cost structure compared to its competitors' cost structures and/or pricing strategies of non-U.S. based competitors.

Fluctuations in currency exchange rates may also impact the Company's shareholders' equity. Amounts invested in the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders' equity as cumulative translation adjustments. In connection with the Company's acquisition of BAI in July 2004, the Company borrowed €15.0 million under its bank credit facility and designated such borrowing as a hedge of the Company's net investment in BAI. As such, the impact of fluctuations in the U.S. dollar equivalent of the €15.0 million euro-denominated debt is charged or credited directly to shareholders' equity, offsetting, in part, adjustments to shareholders' equity to record the cumulative translation of the Company's investment in BAI. The cumulative translation adjustments component of shareholders' equity increased $12.6 million in fiscal 2004 (net of the $0.3 million adjustment related to the BAI net investment hedge) and $28.6 million in fiscal 2003. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries at September 30, 2004 was approximately $224.9 million.

	As of September 30, 2004					As of September 30, 2003	
	Principal/Notional Amount by Expected Maturity And Average Forward Foreign Currency Exchange Rate (USD/Foreign Currency)				Derivative Contract Fair Value at September 30,	Principal/Notional Amount And Average Forward Foreign Currency Exchange Rate	Derivative Contract Fair Value at September 30,
	2005	2006	2007	Totals	2004	(USD/Foreign Currency)	2003
	(Dollars in millions)						
Firmly Committed Sales Contracts							
British Sterling	$ 70.2	$ 145.9	$ 63.5	$ 279.6	$ -	$ 227.8	$ -
Canadian Dollars	$ 0.2	$ -	$ -	$ 0.2		$ 1.7	
Related Forward Contracts to Sell Foreign Currencies for U.S. $							
British Sterling							
Notional amount	$ 73.2	$ 112.3	$ 28.7	$ 214.2	$ (27.3)	$ 214.1	$ (3.8)
Average contract rate	0.639	0.647	0.650	0.644		0.645	
Euros							
Notional amount	$ 0.4	$ -	$ -	$ 0.4	$ -	$ -	$ -
Average contract rate	0.813	-	-	0.813		-	
Canadian Dollars							
Notional amount	$ 0.2	$ -	$ -	$ 0.2	$ -	$ 1.7	$ -
Average contract rate	1.357	-	-	1.357		1.385	
Forecasted Purchases							
British Sterling	$ 1.5	$ -	$ -	$ 1.5	$ -	$ 1.5	$ -
Euros	$ 29.0	$ 39.9	$ 4.2	$ 73.1		$ 79.7	
Related Forward Contracts to Buy Foreign Currencies for U.S. $							
British Sterling							
Notional amount	$ 1.5	$ -	$ -	$ 1.5	$ 0.1	$ 1.5	$ -
Average contract rate	0.605	-	-	0.605		0.6	
Euros							
Notional amounts	$ 29.0	$ 39.9	$ 4.2	$ 73.1	$ 4.9	$ 79.7	$ (0.7)
Average contract rate	0.858	0.859	0.859	0.858		0.859	

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Oshkosh Truck Corporation

We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation and subsidiaries (the "Company") as of September 30, 2004 and 2003, and related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oshkosh Truck Corporation and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
November 22, 2004

OSHKOSH TRUCK CORPORATION
Consolidated Statements of Income

	Fiscal Year Ended September 30,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Net sales	$ 2,262,305	$ 1,926,010	$ 1,743,592
Cost of sales	1,898,636	1,634,095	1,483,126
Gross income	363,669	291,915	260,466
Operating expenses:			
Selling, general and administrative	175,951	156,266	143,330
Amortization of purchased intangibles	7,308	6,450	6,018
Total operating expenses	183,259	162,716	149,348
Operating income	180,410	129,199	111,118
Other income (expense):			
Interest expense	(5,549)	(13,495)	(21,266)
Interest income	1,235	1,358	1,160
Miscellaneous, net	452	(6,582)	(1,555)
	(3,862)	(18,719)	(21,661)
Income before provision for income taxes, equity in earnings of unconsolidated affiliates and minority interest	176,548	110,480	89,457
Provision for income taxes	65,892	37,131	32,285
Income before equity in earnings of unconsolidated affiliates and minority interest	110,656	73,349	57,172
Equity in earnings of unconsolidated affiliates, net of income taxes of $1,360, $1,144 and $1,425	2,219	2,271	2,426
Minority interest, net of income taxes of $37	(69)	-	-
Net income	$ 112,806	$ 75,620	$ 59,598
Earnings per share:			
Class A Common Stock	$ 2.81	$ 1.93	$ 1.54
Common Stock	$ 3.23	$ 2.22	$ 1.78
Earnings per share assuming dilution	$ 3.13	$ 2.16	$ 1.72

See accompanying notes.

OSHKOSH TRUCK CORPORATION
Consolidated Balance Sheets

	September 30, 2004	September 30, 2003
	(In thousands, except share and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 30,081	$ 19,245
Receivables, net	253,914	159,752
Inventories	368,067	242,076
Prepaid expenses	17,612	10,393
Deferred income taxes	41,033	35,092
Total current assets	710,707	466,558
Investment in unconsolidated affiliates	21,187	21,977
Other long-term assets	26,375	7,852
Property, plant and equipment:		
Land and land improvements	17,163	14,942
Equipment on operating lease to others	2,248	7,574
Buildings	104,195	95,273
Machinery and equipment	192,932	167,481
	316,538	285,270
Less accumulated depreciation	(147,962)	(138,801)
Net property, plant and equipment	168,576	146,469
Purchased intangible assets, net	140,506	102,460
Goodwill	385,063	337,816
Total assets	$ 1,452,414	$ 1,083,132
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 200,290	$ 115,739
Customer advances	209,656	164,460
Floor plan notes payable	25,841	18,730
Payroll-related obligations	43,978	33,712
Income taxes	17,575	263
Accrued warranty	35,760	29,172
Other current liabilities	73,842	54,293
Revolving credit facility and current maturities of long-term debt	72,739	51,625
Total current liabilities	679,681	467,994
Long-term debt	3,209	1,510
Deferred income taxes	66,543	47,619
Other long-term liabilities	64,259	47,146
Minority interest	2,629	-
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value; authorized 2,000,000 shares; none issued and outstanding	-	-
Class A Common Stock, $.01 par value; authorized 1,000,000 shares; issued - 810,231 in 2004 and 815,290 in 2003	8	8
Common Stock, $.01 par value; authorized 60,000,000 shares; issued - 34,853,827 in 2004 and 34,848,768 in 2003	348	348
Paid-in capital	142,455	129,863
Retained earnings	472,025	369,407
Common Stock in treasury, at cost; 324,246 shares in 2004 and 804,892 shares in 2003	(1,832)	(3,760)
Unearned compensation	(6,082)	(3,401)
Accumulated other comprehensive income	29,171	26,398
Total shareholders' equity	636,093	518,863
Total liabilities and shareholders' equity	$ 1,452,414	$ 1,083,132

See accompanying notes.

OSHKOSH TRUCK CORPORATION

Consolidated Statements of Shareholders' Equity

	Common Stock	Paid-In Capital	Retained Earnings	Common Stock in Treasury at Cost	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands, except per share amounts)						
Balance at September 30, 2001	$ 356	$ 110,152	$ 246,915	$ (10,195)	$ -	$ (202)	$ 347,026
Comprehensive income:							
Net income	-	-	59,598	-	-	-	59,598
Change in fair value of derivative instruments (net of income taxes of $48)	-	-	-	-	-	82	82
Gains reclassified into earnings from other comprehensive income (net of income taxes of $36)	-	-	-	-	-	(62)	(62)
Minimum pension liability adjustment (net of income tax benefit of $5,075)	-	-	-	-	-	(8,640)	(8,640)
Currency translation adjustments	-	-	-	-	-	12,234	12,234
Comprehensive income							63,212
Cash dividends:							
Class A Common Stock ($0.1500 per share)	-	-	(125)	-	-	-	(125)
Common Stock ($0.1725 per share)	-	-	(5,675)	-	-	-	(5,675)
Issuance of restricted stock	-	3,440	-	673	(4,113)	-	-
Amortization of unearned compensation	-	-	-	-	27	-	27
Exercise of stock options	-	368	-	1,886	-	-	2,254
Tax benefit related to stock options exercised	-	3,041	-	-	-	-	3,041
Balance at September 30, 2002	356	117,001	300,713	(7,636)	(4,086)	3,412	409,760
Comprehensive income:							
Net income	-	-	75,620	-	-	-	75,620
Change in fair value of derivative instruments (net of income tax benefit of $1,692)	-	-	-	-	-	(2,880)	(2,880)
Gains reclassified into earnings from other comprehensive income (net of income taxes of $29)	-	-	-	-	-	(49)	(49)
Minimum pension liability adjustment (net of income tax benefit of $2,229)	-	-	-	-	-	(2,662)	(2,662)
Currency translation adjustments	-	-	-	-	-	28,577	28,577
Comprehensive income							98,606
Cash dividends:							
Class A Common Stock ($0.1750 per share)	-	-	(143)	-	-	-	(143)
Common Stock ($0.2012 per share)	-	-	(6,783)	-	-	-	(6,783)
Amortization of unearned compensation	-	-	-	-	685	-	685
Exercise of stock options	-	5,689	-	3,876	-	-	9,565
Tax benefit related to stock options exercised	-	7,173	-	-	-	-	7,173
Balance at September 30, 2003	356	129,863	369,407	(3,760)	(3,401)	26,398	518,863
Comprehensive income:							
Net income	-	-	112,806	-	-	-	112,806
Change in fair value of derivative instruments (net of income tax benefit of $6,478)	-	-	-	-	-	(11,119)	(11,119)
Gains reclassified into earnings from other comprehensive income (net of income taxes of $25)	-	-	-	-	-	(347)	(347)
Minimum pension liability adjustment (net of income taxes of $1,040)	-	-	-	-	-	1,683	1,683
Currency translation adjustments	-	-	-	-	-	12,556	12,556
Comprehensive income							115,579
Cash dividends:							
Class A Common Stock ($0.2500 per share)	-	-	(202)	-	-	-	(202)
Common Stock ($0.2900 per share)	-	-	(9,986)	-	-	-	(9,986)
Purchase of Common Stock	-	-	-	(18)	-	-	(18)
Issuance of restricted stock	-	3,213	-	247	(3,460)	-	-
Amortization of unearned compensation	-	-	-	-	779	-	779
Exercise of stock options	-	2,893	-	1,699	-	-	4,592
Tax benefit related to stock options exercised	-	6,486	-	-	-	-	6,486
Balance at September 30, 2004	$ 356	$ 142,455	$ 472,025	$ (1,832)	$ (6,082)	$ 29,171	$ 636,093

See accompanying notes.

OSHKOSH TRUCK CORPORATION
Consolidated Statements of Cash Flows

	Fiscal Year Ended September 30,		
	2004	2003	2002
		(In thousands)	
Operating activities:			
Net income	$ 112,806	$ 75,620	$ 59,598
Depreciation and amortization	27,961	26,120	25,392
Deferred income taxes	(32)	1,980	(1,898)
Equity in earnings of unconsolidated affiliates	(3,579)	(3,415)	(3,851)
Minority interest	69	-	-
Loss (gain) on sales of assets	315	(1,641)	13
Loss on early extinguishment of debt	325	6,357	-
Foreign currency transaction (gains) losses	(71)	551	-
Changes in operating assets and liabilities:			
Receivables, net	(56,320)	(10,846)	70,588
Inventories	(94,404)	(25,655)	48,937
Prepaid expenses	(1,030)	(2,838)	(1,168)
Other long-term assets	(9)	(430)	75
Accounts payable	55,985	(4,536)	6,899
Floor plan notes payable	7,111	(5,071)	4,530
Customer advances	44,685	44,650	61,694
Payroll-related obligations	6,175	(1,722)	6,911
Income taxes	19,513	(1,100)	(12,409)
Accrued warranty	5,320	4,638	3,484
Other current liabilities	8,310	6,986	(1,782)
Other long-term liabilities	1,786	(4,382)	(3,045)
Net cash provided from operating activities	134,916	105,266	263,968
Investing activities:			
Acquisitions of businesses, net of cash acquired	(87,489)	-	-
Additions to property, plant and equipment	(29,950)	(24,673)	(15,619)
Proceeds from sales of assets	172	3,777	8
Increase in other long-term assets	(11,149)	(7,286)	(7,824)
Net cash used for investing activities	(128,416)	(28,182)	(23,435)
Financing activities:			
Net borrowings (repayments) under revolving credit facility	10,063	51,400	(65,200)
Proceeds from issuance of long-term debt	965	-	-
Repayment of long-term debt	(1,927)	(148,247)	(144,134)
Debt issuance costs	(1,342)	-	-
Early extinguishment of debt	-	(4,658)	-
Proceeds from exercise of stock options	4,574	9,565	2,254
Dividends paid	(9,106)	(6,390)	(5,777)
Net cash provided from (used for) financing activities	3,227	(98,330)	(212,857)
Effect of exchange rate changes on cash	1,109	452	1,051
Increase (decrease) in cash and cash equivalents	10,836	(20,794)	28,727
Cash and cash equivalents at beginning of year	19,245	40,039	11,312
Cash and cash equivalents at end of year	$ 30,081	$ 19,245	$ 40,039
Supplemental disclosures:			
Cash paid for interest	$ 5,095	$ 14,151	$ 20,964
Cash paid for income taxes	46,378	35,554	49,813

See accompanying notes.

Notes to Consolidated Financial Statements
September 30, 2004
(In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Operations – Oshkosh Truck Corporation, with its wholly-owned subsidiaries (the "Company"), is a leading manufacturer of a wide variety of specialty trucks and truck bodies predominately for the U.S. and European markets. "Oshkosh" refers to Oshkosh Truck Corporation, not including its subsidiaries. The Company sells its products into three principal truck markets – commercial, fire and emergency and defense. The Company's commercial business is principally conducted through its wholly-owned subsidiaries, McNeilus Companies, Inc. ("McNeilus"), Viking Truck and Equipment, Inc. ("Viking"), Concrete Equipment Company, Inc. ("CON-E-CO"), Geesink Group B.V., Norba A.B. and Geesink Norba Limited and their wholly-owned subsidiaries (together, the "Geesink Norba Group") and the commercial division of Oshkosh. The Company's fire and emergency business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. ("Pierce"), the airport products division of Oshkosh and the Company's wholly-owned subsidiaries, JerrDan Corporation ("JerrDan"), Kewaunee Fabrications, LLC ("Kewaunee") and Medtec Ambulance Corporation ("Medtec") and the Company's 75%-owned subsidiaries BAI Brescia Antincendi International S.r.l. and BAI Tecnica S.r.l. (together "BAI"). The defense business is conducted through the operations of Oshkosh. McNeilus is one of two general partners in Oshkosh/McNeilus Financial Services Partnership ("OMFSP"), which provides lease financing to the Company's customers. Each of the two general partners of OMFSP has identical voting, participating and protective rights and responsibilities and as such, the Company does not have voting interest control. McNeilus owns a 49% interest in Mezcladores Trailers de Mexico, S.A. de C.V. ("Mezcladores"), which manufactures and markets concrete mixers and refuse packers in Mexico.

Principles of Consolidation and Presentation - The consolidated financial statements include the accounts of Oshkosh and all of its majority-owned or controlled subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The 25.0% historical book value of BAI at date of acquisition and 25.0% of subsequent operating results related to that portion of BAI not owned by the Company have been reflected as minority interest on the Company's consolidated balance sheet and consolidated statements of income, respectively. The Company accounts for its equity interest in OMFSP of 51.5% at September 30, 2004 and 51.3% at September 30, 2003, and its 49.0% interest in Mezcladores under the equity method. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents of $6,201 at September 30, 2003 consisted principally of short-term commercial paper, time deposits and money market instruments. The cost of these securities approximates fair value due to the short-term nature of the investments.

Receivables – Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers.

Inventories – Approximately 82.6% of the Company's inventories at September 30, 2004 and 85.0% at September 30, 2003 were valued at the lower of cost, computed on the last-in, first-out ("LIFO") method, or market. The remaining inventories are valued at the lower of cost, computed on the first-in, first-out ("FIFO") method, or market. If the FIFO inventory valuation method had been used exclusively, inventories would have increased by $20,329 and $13,935 at September 30, 2004 and 2003, respectively.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated and straight-line methods. The estimated useful lives range from 10 to 50 years for buildings and improvements, from 4 to 25 years for machinery and equipment and from 3 to 10 years for capitalized software and related costs. Depreciation expense was $19,632, $18,333 and $17,527 in fiscal 2004, 2003 and 2002, respectively. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Capitalized interest was insignificant in fiscal 2004, 2003 and 2002. Equipment on operating lease to others represents the cost of vehicles sold to customers for which the Company has guaranteed the residual value. These transactions are accounted for as operating leases with the related assets capitalized and depreciated over their estimated economic lives of from 5 to 10 years. Cost less accumulated depreciation for equipment on operating lease at September 30, 2004 and 2003 was $1,708 and $4,860, respectively.

Impairment of Goodwill – Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events or "indicators of potential impairment" occur. Indicators of potential impairment include situations involving significant adverse changes in business climate, adverse actions by regulators, unanticipated competition, loss of key personnel, changes in technology or markets and operating losses, among others. The Company performs its annual review in the fourth quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management estimates discounted anticipated cash flows of a reporting unit based on a number of factors, including historical operating results, business plans and market conditions. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Other Long-Term Assets – Other long-term assets include deferred financing costs, which are amortized using the interest method over the term of the debt, prepaid funding of pension costs and certain investments. Amortization expense was $242 (excluding $325 of amortization related to early debt retirement, which is included in other non-operating expense), $652 (excluding $1,699 of amortization related to early debt retirement, which is included in other non-operating expense), and $1,848 in fiscal 2004, 2003 and 2002, respectively.

Impairment of Long-Lived Assets – Property, plant and equipment and other long-term assets (including amortizable intangible assets) are reviewed for impairment at least annually in the Company's fourth fiscal quarter and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

Floor Plan Notes Payable – Floor plan notes payable represent liabilities related to the purchase of commercial truck chassis upon which the Company mounts its manufactured rear-discharge concrete mixers, refuse bodies, ambulance packages and certain fire apparatus. Floor plan notes payable are non-interest bearing for terms ranging from 90 to 120 days and must be repaid upon the sale of the vehicle to a customer. The Company's practice is to repay all floor plan notes for which the non-interest bearing period has expired without sale of the vehicle to a customer.

Customer Advances – Customer advances principally represent amounts received in advance of the completion of fire and emergency and commercial vehicles. Most of these advances bear interest at variable rates approximating the prime rate. Advances also include any performance-based payments received from the U.S. Department of Defense ("DoD") in excess of the value of related inventory. Advances from the DoD are non-interest bearing. See discussion on performance-based payments that follows.

Performance-Based Payments – The Company's five-year contracts with the DoD to deliver heavy-payload vehicles (Family of Heavy Tactical Vehicle or "FHTV"), and medium-payload vehicles (Medium Tactical Vehicle Replacement or "MTVR"), as well as certain other defense-related contracts, include requirements for "performance-based payments." The performance-based payment provisions in the contracts require the DoD to pay the Company based on the completion of certain pre-determined events in connection with the production of vehicles under these contracts. Performance-based payments received are first applied to reduce outstanding receivables for units accepted, with any remaining amount recorded as an offset to inventory to the extent of FHTV and MTVR inventory on hand. Amounts received in excess of FHTV and MTVR receivables and inventory are included in liabilities as customer advances.

Guaranteed Residual Value Obligations and Deferred Income – Prior to acquisition, the Company's wholly-owned subsidiary, Viking, entered into "sales" transactions with customers that provided for residual value guarantees. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting For Leases," these transactions have been recorded as operating leases. Net proceeds received in connection with the initial transactions have been recorded as residual value liabilities to the extent of Viking's guarantee. Proceeds received in excess of the guarantee amount have been recorded as deferred income and are being accreted to income on a straight-line basis over the period to the first exercise date of the guarantee. Amounts outstanding at September 30, 2004 and 2003 and included in other liabilities were:

	September 30, 2004		
	Current	Long-Term	Total
Deferred revenue	$ 34	$ -	$ 34
Residual value guarantees	308	-	308
	$ 342	$ -	$ 342

	September 30, 2003		
	Current	Long-Term	Total
Deferred revenue	$ 573	$ 34	$ 607
Residual value guarantees	4,090	308	4,398
	$ 4,663	$ 342	$ 5,005

Net Sales – Net sales (other than sales under long-term, fixed-priced production contracts – see "Revenue Recognition and Long-Term Contracts" which follows) includes amounts invoiced to the Company's customers net of any amounts invoiced for taxes imposed on the customer such as excise or value-added taxes.

Revenue Recognition and Long-Term Contracts – In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, which updated SAB No. 101 (collectively "SAB No 104"). SAB No. 104 deals with revenue recognition issues, excluding revenue accounted for using the percentage-of-completion method.

In conformity with SAB No. 104, revenue is recognized and earned when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Sales and anticipated profits under the MTVR long-term fixed-price production contract are recorded on a percentage-of-completion basis, generally using units accepted as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales based on estimated average cost determined using total contract units under order (including exercised options of 967) of 6,633 of which 6,203 units have been completed as of September 30, 2004.

Sales under certain long-term, fixed-price defense contracts which, among other things, provide for delivery of minimal quantities or require a significant amount of development effort in relation to total contract value, are recorded using the percentage-of-completion method upon achievement of performance milestones, or using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

Margins recorded on the MTVR contract are subject to change based on a number of factors, including actual cost performance and product warranty experience compared to estimated amounts and changes or contract modifications agreed to by the Company and its customer. In fiscal 2004 the Company increased the margin percentage recognized on the MTVR contract by 2.1 percentage points to 7.6% as a result of favorable cost performance compared to estimates. This change in estimate increased fiscal 2004 operating income by $19,457, net income by $12,258 and earnings per share by $0.34, including $16,161, $10,181 and $0.28, respectively, relating to prior year revenues. In fiscal 2003, the Company increased the margin percentage recognized on the MTVR contract by 1.2 percentage points to 5.5% as a result of favorable cost performance compared to estimates. This change in estimate increased fiscal 2003 operating income by $9,235, net income by $5,818 and earnings per share by $0.17, including $5,717, $3,602 and $0.10, respectively, relating to prior year revenues. In fiscal 2002, the Company increased the margin percentage recognized on the MTVR contract by one percentage point to 4.3% as a result of a contract modification and favorable cost performance compared to estimates. This change in estimate increased fiscal 2002 operating income by $4,264, net income by $3,000 and earnings per share by $0.08, including $1,658, $1,044 and $0.03, respectively, relating to prior year revenues.

Research and Development and Similar Costs – Except for certain arrangements described below, research and development costs are generally expensed as incurred and included as part of cost of sales. Research and development costs charged to expense amounted to $27,562, $22,459 and $17,866 during fiscal 2004, 2003 and 2002, respectively. Customer sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Warranty – Provisions for estimated warranty and other related costs are recorded in cost of sales at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed were $21,028, $27,307 and $21,132 in fiscal 2004, 2003 and 2002, respectively.

Advertising – Advertising costs are included in selling, general and administrative expense and are expensed as incurred. These expenses totaled $3,259, $3,364 and $3,001 in fiscal 2004, 2003 and 2002, respectively.

Shipping and Handling Fees and Costs - Revenue received from shipping and handling fees is reflected in net sales. Shipping fee revenue was insignificant for all periods presented. Shipping and handling costs are included in cost of sales.

Foreign Currency – The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate during the period in which the transactions occurred. Resulting translation adjustments are included in "accumulated other comprehensive income (loss)." The Company recorded net foreign currency transaction gains (losses) of $157 and ($1,438) in fiscal 2004 and 2003, respectively, related to unhedged inter-company transactions. Foreign currency transaction gains and losses were insignificant in fiscal 2002.

Income Taxes – Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws. Income taxes are provided currently on financial statement earnings of non-U.S. subsidiaries expected to be repatriated. The Company intends to determine annually the amount of undistributed non-U.S. earnings to invest indefinitely in its non-U.S. operations.

Financial Instruments – Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable, accrued liabilities and variable-rate debt approximated fair value as of September 30, 2004 and 2003.

Concentration of Credit Risk – Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, OMFSP lease receivables and guarantees of certain customers' obligations under deferred payment contracts and lease purchase agreements.

The Company maintains cash and cash equivalents, and other financial instruments, with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

Concentration of credit risk with respect to trade accounts and leases receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade and lease receivables are with the U.S. government, with companies in the ready-mix concrete industry, municipalities and with several large waste haulers in the United States. The Company does not currently foresee a significant credit risk associated with these receivables.

Derivative Financial Instruments – As of October 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138 (collectively referred to as SFAS No. 133). As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Hedge ineffectiveness was insignificant for all periods reported. Changes in fair value of derivatives not qualifying as hedges are reported in income. Cash flows from derivatives that are accounted for as cash flow or fair value hedges are included in the consolidated statements of cash flows in the same category as the item being hedged.

To reduce the impact of fluctuations in foreign currency exchange rates on forecasted cash receipts related to sales and cash disbursements related to purchases associated with the Company's contract with the U.K. Ministry of Defence ("MoD") for wheeled tankers, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its estimated cash flows associated with foreign currency receipts and payments with forward contracts.

The Company expects to reclassify approximately $7,559, of the $22,175 of pre-tax losses on derivative instruments from accumulated other comprehensive income (loss) at September 30, 2004 to earnings during the next twelve months in connection with foreign currency-denominated sales and sales of products that include components whose acquisition cost was denominated in foreign currencies.

Stock-Based Compensation – The Company measures compensation cost for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded (see Note 10).

Environmental Remediation Costs – The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

Business Combinations and Goodwill and Other Intangible Assets – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001 (with early adoption allowed). Application of SFAS No. 141 was required for purchase business combinations completed after June 30, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment tests at least annually in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives.

The Company adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002 (see Note 5).

NEW ACCOUNTING STANDARDS

Earnings Per Share: In March 2004, the FASB ratified the consensuses reached by the Emerging Issues Task Force ("EITF") on Issue No. 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share" ("EITF 03-06"). EITF 03-06 provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. Previously, the Company used the if-converted method for calculating basic earnings per share. Under SFAS No. 128, Earnings Per Share, the two-class method results in an allocation of all undistributed earnings to common shares and other participating securities as if all those earnings were distributed. The Company's Common Stock holds a 115% dividend preference over its Class A Common Stock. Therefore, EITF 03-06 requires the Company to disclose separate basic earnings per share amounts for the separate classes of common stock. The Company has adopted provisions of EITF 03-06 beginning April 1, 2004 in accordance with requirements and has retroactively presented Class A Common Stock and Common Stock basic earnings per share information for all periods. Adoption of EITF 03-06 did not result in a change in the Company's earnings per share assuming dilution for any of the periods presented.

Pensions and Other Postretirement Benefits: In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" (collectively "SFAS No. 132(R)"). SFAS No. 132(R) revises employers' disclosure about pension plans and other postretirement benefit plans, increasing annual disclosure requirements to include more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. SFAS No. 132 (R) does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pensions Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

SFAS No. 132(R) also amends APB Opinion No. 28, "Interim Financial Reporting," to require interim-period disclosure of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other post-retirement benefit plans. The Company has adopted the interim-period disclosure requirements of SFAS No. 132(R) effective March 31, 2004 and the annual provisions effective September 30, 2004. Because SFAS No. 132(R) pertains only to disclosure provisions, the Company's adoption of SFAS No. 132(R) did not have an impact on the Company's financial condition, results of operations or cash flows.

Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective as of July 1, 2003 for the Company. SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. The Company does not currently have financial instruments with characteristics of both liabilities and equity, and therefore, the adoption of SFAS No. 150 did not have an impact on the Company's financial condition, results of operations or cash flows.

Derivative Instruments and Hedging Activities: In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies the accounting for derivatives, amending the previously issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, amends the definition of an underlying contract, and clarifies when a derivative contains a financing component to increase the comparability of accounting practices under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Variable Interest Entities: In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which was revised December 2003 ("FIN 46(R)"). On October 9, 2003, the FASB issued Staff Position No. 46-6 which deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46(R) requires that companies consolidate a variable interest entity if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The Company has determined that OMFSP is adequately capitalized and that the Company's interest in OMFSP (see Note 2) is an interest in a "voting interest entity" and, as such, does not meet the requirements for consolidation under FIN 46. The adoption of FIN 46 did not have, and is not expected to have, an impact on the Company's financial condition, results of operations or cash flows.

Stock-Based Compensation: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method for accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted early the disclosure provisions of SFAS No. 148 as of October 1, 2002 and has included the required disclosures in Note 10 of the Notes to Consolidated Financial Statements. Adoption of SFAS No. 148 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Guarantee Obligations: In November 2002, the FASB issued Financial Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. Adoption of FIN 45 did not have a material effect on the Company's financial condition, results of operations or cash flows (see Note 15 of the Notes to Consolidated Financial Statements).

Exit or Disposal Activities: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial condition, results of operations or cash flows.

adopted provisions of SFAS No. 143 effective October 1, 2002. Adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial condition, results of operations or cash flows.

Earnings Per Share – The following table reconciles net income to net income available to respective classes of common stock for purposes of the computation of basic and diluted earnings per share:

	Fiscal Year Ended September 30,		
	2004	**2003**	**2002**
Basic earnings per share:			
Net income	$ 112,806	$ 75,620	$ 59,598
Class A Common Stock	2,279	1,592	1,290
Income available to Common Stockholders	$ 110,527	$ 74,028	$ 58,308
Diluted earnings per share:			
Net income	$ 112,806	$ 75,620	$ 59,598

The following table sets forth the computation of basic and diluted weighted average shares used in the denominator of the per share calculations:

	Fiscal Year Ended September 30,		
	2004	**2003**	**2002**
Basic earnings per share:			
Class A Common Stock	812,439	824,673	834,999
Common Stock	34,193,997	33,274,394	32,807,442
Effect of dilutive options and incentive compensation awards	982,442	885,847	927,908
Denominator for dilutive earnings per share	35,988,878	34,984,914	34,570,349

Options to purchase 48,600 shares of Common Stock at $58.49 per share and 155,300 shares at $56.54 per share and 61,200 shares of restricted Common Stock granted at $56.54 per share were outstanding in fiscal 2004, options to purchase 54,000 shares of Common Stock at $31.24 per share and 452,500 shares at $39.50 per share were outstanding in fiscal 2003 and options to purchase 60,000 shares of Common Stock at $27.50 per share, 10,000 shares at $29.28 per share and 460,000 shares at $29.38 per share and 140,000 shares of restricted Common Stock granted at $29.38 per share were outstanding in fiscal 2002, but were not included in the computation of diluted earnings per share because the exercise price of the option or share price of the restricted stock award was greater than the average market price of the Common Stock and, therefore, the effect would be anti-dilutive.

Reclassifications – Certain reclassifications have been made to the fiscal 2003 financial statements to conform to the fiscal 2004 presentation.

Common Stock Split—On July 17, 2003, the Board of Directors of the Company authorized a two-for-one split of the Company's Common Stock in the form of a 100 percent stock dividend. The stock split was effected on August 13, 2003 for shareholders of record at the close of business on August 6, 2003. All references in the Consolidated Financial Statements to numbers of shares, per share amounts, stock option data and market prices of the Company's stock have been restated to reflect the stock split. In addition, an amount equal to the par value of the shares distributed to effect the stock split has been transferred from paid-in-capital to Common Stock.

2. Balance Sheet Information

Receivables	September 30, 2004	2003
U.S. government:		
Amounts billed	$ 72,089	$ 32,159
Cost and profits not billed	19,125	21,062
	91,214	53,221
Commercial customers	160,372	103,899
Other	9,248	6,722
	260,834	163,842
Less allowance for doubtful accounts	(6,920)	(4,090)
	$ 253,914	$ 159,752

In accordance with industry practice, recoverable costs and profits not billed include amounts relating to programs and contracts with multi-year terms, a portion of which is not expected to be realized in one year. Costs and profits not billed generally will become billable upon the Company achieving certain milestones.

Inventories	September 30, 2004	2003
Finished products	$ 106,618	$ 68,763
Partially finished products	140,835	114,400
Raw materials	197,674	123,809
Inventories at FIFO cost	445,127	306,972
Less: Progress/performance-based payments on		
U.S. government contracts	(56,731)	(50,961)
Excess of FIFO cost over LIFO cost	(20,329)	(13,935)
	$ 368,067	$ 242,076

Title to all inventories related to government contracts, which provide for progress or performance-based payments, vests with the government to the extent of unliquidated progress or performance based payments.

Inventory includes capitalized costs which are amortized to expense as sales are recognized on the MTVR contract. Unamortized amounts for tooling, engineering and logistics support development were $167, $1,008 and $451 at September 30, 2004 and $539, $2,627 and $1,239 at September 30, 2003, respectively.

Investments in Unconsolidated Affiliates – The Company records its investments in, and share of earnings of, OMFSP and Mezcladores under the equity method of accounting. Earnings, net of related income taxes are reflected in Equity in Earnings of Unconsolidated Affiliates. The Company received cash distributions from OMFSP of $6,407, $6,097 and $3,041 in fiscal 2004, 2003 and 2002, respectively and dividends of $490 from Mezcladores in fiscal 2004. The Company's investments in, and advances to, OMFSP were $20,339 and $21,977 at September 30, 2004 and 2003, respectively. The Company's investment in Mezcladores was $848 and $0 at September 30, 2004 and 2003, respectively.

On February 26, 1998, concurrent with the Company's acquisition of McNeilus, the Company and an unaffiliated third party, BA Leasing & Capital Corporation ("BALCAP"), formed OMFSP, a general partnership, for the purpose of offering lease financing to certain customers of the Company. Each partner contributed existing lease assets (and, in the case of the Company, related notes payable to third party lenders which were secured by such leases) to capitalize the partnership. Leases and related notes payable contributed by the Company were originally acquired in connection with the McNeilus acquisition.

OMFSP manages the contributed assets and liabilities and engages in new vendor lease business providing financing to certain customers of the Company. The Company sells trucks, truck bodies and concrete batch plants to OMFSP for lease to user-customers. Company sales to OMFSP were $58,182, $67,337 and $62,860 in fiscal 2004, 2003 and 2002, respectively. Banks and other financial institutions lend to OMFSP a portion of the purchase price, with recourse solely to OMFSP, secured by a pledge of lease payments due from the user-lessees. Each partner funds one-half of the equity portion of the cost of the new truck and batch plant purchases, and each partner is allocated its proportionate share of OMFSP cash flow and taxable income in accordance with the partnership agreement. Indebtedness of OMFSP is secured by the underlying leases and assets of, and is with recourse to, OMFSP. However, all OMFSP indebtedness is non-recourse to the Company or BALCAP.

Summarized financial information of OMFSP as of September 30, 2004 and 2003 and for the fiscal years ended September 30, 2004, 2003 and 2002 is as follows:

	September 30, 2004	September 30, 2003
Cash and cash equivalents	$ 2,649	$ 1,879
Investment in sales type leases, net	185,176	203,034
Other assets	2,506	1,439
	$ 190,331	$ 206,352
Notes payable	$ 148,681	$ 161,964
Other liabilities	2,179	1,537
Partners' equity	39,471	42,851
	$ 190,331	$ 206,352

	Fiscal Year Ended September 30, 2004	2003	2002
Interest income	$ 12,808	$ 15,190	$ 16,315
Net interest income	3,885	4,329	4,346
Excess of revenues over expenses	3,589	4,394	4,286

3. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustments	Minimum Pension Liability Adjustments	Derivative Financial Instruments	Total
Balance at September 30, 2001	$ 4,275	$ (4,490)	$ 13	$ (202)
Currency translation adjustments	12,234	-	-	12,234
Minimum pension liability adjustment, net of taxes of $5,075	-	(8,640)	-	(8,640)
Gains reclassified into earnings from other comprehensive income, net of taxes of $36	-	-	(62)	(62)
Change in fair value of derivatives, net of taxes of $48	-	-	82	82
Balance at September 30, 2002	16,509	(13,130)	33	3,412
Currency translation adjustments	28,577	-	-	28,577
Minimum pension liability adjustment, net of taxes of $2,229	-	(2,662)	-	(2,662)
Gains reclassified into earnings from other comprehensive income, net of taxes of $29	-	-	(49)	(49)
Change in fair value of derivatives, net of taxes of $1,692	-	-	(2,880)	(2,880)
Balance at September 30, 2003	45,086	(15,792)	(2,896)	26,398
Currency translation adjustments	12,556	-	-	12,556
Minimum pension liability adjustment, net of taxes of $1,040	-	1,683	-	1,683
Gains reclassified into earnings from other comprehensive income, net of taxes of $25	-	-	(347)	(347)
Change in fair value of derivatives, net of taxes of $6,478	-	-	(11,119)	(11,119)
Balance at September 30, 2004	$ 57,642	$ (14,109)	$ (14,362)	$ 29,171

4. Acquisitions

On July 8, 2004, the Company acquired 100% of the stock of JerrDan. JerrDan is a leading manufacturer of towing and recovery equipment headquartered in Greencastle, Pennsylvania. Jerr-Dan sells light-, medium- and heavy-duty wreckers, as well as aluminum, steel and industrial carriers to towing services and salvage companies.

The purchase price for the JerrDan acquisition was $79,854 in cash, including acquisition costs and net of cash acquired (subject to certain post-closing working capital adjustments). The Company financed the acquisition from borrowings under its revolving credit facility.

On July 29, 2004, the Company completed the acquisition of 75.0% of BAI from current shareholders for €6,282 ($7,635) in cash, plus debt assumed of €10,891 ($13,238). Amounts include acquisition costs and are net of cash acquired. The Company has the right to acquire the remaining 25.0% interest in BAI three years after the closing of the acquisition. BAI manufactures and markets municipal and airport fire trucks and firefighting equipment and is headquartered in Brescia, Italy.

The operating results of JerrDan and BAI have been included in the Company's consolidated statements of income from the date of acquisition and have been reported in the Company's fire and emergency segment. The purchase price, including acquisition costs, was allocated based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition with any excess purchase price allocated to goodwill. The 25% after-tax interest not owned by the Company in BAI's reported operating results, before amortization of purchase accounting adjustments, has been reflected in the Company's consolidated financial statements as minority interest.

The Company engaged a third party business valuation appraiser to assist in the valuation of the assets of JerrDan and BAI. Following is a preliminary summary of the recorded fair values of the assets acquired and liabilities assumed of JerrDan and BAI (exchange rate of one euro equals 1.2155 U.S. dollars) as of the respective dates of acquisition:

Assets Acquired:	
Current assets, excluding cash of $16,037	$ 66,302
Property, plant and equipment	14,780
Other	12
Intangible assets	41,500
Goodwill	40,244
Total assets acquired	162,838
Liabilities Assumed and Minority Interest:	
Current liabilities	40,627
Other long-term liabilities	18,961
Debt	13,238
Minority interest	2,523
Total liabilities assumed and minority interest	75,349
Net assets acquired	$ 87,489

The valuation of intangible assets consists of $13,068 of assets subject to amortization and $28,432 assigned to trademarks not subject to amortization. The intangible assets subject to amortization consist of $6,838 in internally-developed technology with a 3.6 year average life, $4,979 in customer-related assets with a 14.4 year average life, $1,208 of non-compete agreements with a five year life and other intangible assets of $43 with an 11.9 year average life. All the goodwill was assigned to the Company's fire and emergency segment and is not deductible for local tax purposes.

The JerrDan and BAI acquisitions were accounted for using the purchase method of accounting and, accordingly, their respective operating results were included in the Company's consolidated statements of income beginning July 8, 2004 and July 29, 2004, respectively. The allocations of the excess purchase price, including acquisition costs, of the JerrDan and BAI acquisitions over the estimated fair value of the assets acquired and liabilities assumed amounted to $34,193 and €4,978 ($6,051), respectively, has been recorded as goodwill. These allocations were tentative at September 30, 2004, pending finalization of appraisal valuations, which are expected to be finalized by June 30, 2005.

Pro forma unaudited condensed consolidated operating results of the Company, assuming JerrDan and BAI had been acquired as of October 1, 2002, are summarized below:

	Fiscal 2004	Fiscal 2003
Net sales	$ 2,398,984	$ 2,065,957
Net income	117,282	75,464
Earnings per share:		
Class A Common Stock	$ 2.92	$ 1.93
Common Stock	3.36	2.22
Earnings per share assuming dilution	3.26	2.16

5. Goodwill and Purchased Intangible Assets

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS No. 141 was effective for all business combinations initiated after June 30, 2001. SFAS No. 142 requires goodwill to be tested for impairment periodically, or more frequently under certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the useful lives of the respective assets.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the Company elected to adopt early the standard effective the beginning of fiscal 2002. In accordance with SFAS No. 142, the Company ceased amortizing goodwill totaling $301,555 as of the beginning of fiscal 2002, including the following purchased intangible assets that were subsumed into goodwill (net of related deferred income tax liabilities of $6,019): $2,922 of assembled workforce intangible assets, $2,680 of going concern/immediate use intangible assets and $9,832 of internal sales force intangible assets. Due to indefinite lives, the Company also ceased amortizing trade names totaling $5,402 as of the beginning of fiscal 2002.

There was no impairment of goodwill upon adoption of SFAS No. 142, nor upon the Company's subsequent testing conducted in fiscal 2004, 2003 or 2002. The Company is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. The Company performs its annual impairment test in the fourth quarter of its fiscal year. In conjunction with the Company's fiscal 2004 review for potential impairment of goodwill, the Company considered the operating loss of the Geesink Norba Group in fiscal 2004 to be a possible indicator of an impairment. Following extensive studies and analyses, the Company determined that the fair value of the Company's interest in the Geesink Norba Group exceeded its carrying value by more than $20,000 at September 30, 2004. The Company's calculations of fair value reflected the Company's estimates of the benefits of fiscal 2004 initiatives to upgrade the Geesink Norba Group product lines and improve its manufacturing efficiencies, as well as assumptions regarding an assumed economic recovery in European refuse markets beginning in fiscal 2006. However, should losses continue at the Geesink Norba Group, or should the European refuse equipment market not return to historic volume and pricing levels, the Company may be required to write-down goodwill through a charge to future earnings. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following tables present details of the Company's total purchased intangible assets:

	September 30, 2004			
	Weighted Average Life (Years)	Gross	Accumulated Amortization	Net
Amortizable:				
Distribution network	38.8	$ 55,300	$ (10,692)	$ 44,608
Non-compete	14.2	41,359	(18,381)	22,978
Technology-related	14.3	28,703	(7,193)	21,510
Other	12.9	19,138	(3,021)	16,117
	23.4	144,500	(39,287)	105,213
Non-amortizable tradenames		35,293	-	35,293
Total		$ 179,793	$ (39,287)	$ 140,506

	September 30, 2003			
	Weighted Average Life (Years)	Gross	Accumulated Amortization	Net
Amortizable:				
Distribution network	40.0	$ 53,000	$ (9,314)	$ 43,686
Non-compete	14.5	40,142	(15,399)	24,743
Technology-related	17.7	21,322	(5,423)	15,899
Other	7.6	13,423	(1,793)	11,630
	24.9	127,887	(31,929)	95,958
Non-amortizable tradenames		6,502	-	6,502
Total		$ 134,389	$ (31,929)	$ 102,460

The Company engaged third-party business appraisers to assist in the valuation of the intangible assets in connection with the Company's larger acquisitions – specifically the acquisitions of Pierce in fiscal 1996, McNeilus in fiscal 1998, Geesink Norba Group in fiscal 2001 and JerrDan and BAI in fiscal 2004. A 40-year life was assigned to the value of the Pierce distribution network ($53,000). The Company believes Pierce maintains the largest North American fire apparatus distribution network and has exclusive contracts with each distributor related to the fire apparatus product offerings manufactured by Pierce. The useful life of the Pierce distribution network was based on a historical turnover analysis. Non-compete intangible asset lives are based on terms of the applicable agreements. The allocations of purchase price for the JerrDan and BAI acquisitions at September 30, 2004 were tentative pending finalization of certain appraisal valuations, which are expected to be finalized by June 30, 2005.

Total amortization expense recorded was $7,307, $6,450 and $6,017 in fiscal 2004 2003 and 2002, respectively. The estimated future amortization expense of purchased intangible assets for the five years succeeding September 30, 2004 are as follows: 2005 - $9,484; 2006 - $9,254; 2007 - $9,121; 2008 - $7,830 and 2009 - $7,286.

The following tables present the changes in goodwill during fiscal 2004 and 2003 allocated to the reportable segments:

Segment	Balance at September 30, 2003	Acquisitions	Adjustments	Balance at September 30, 2004
Commercial	$ 238,474	$ -	$ 6,915	$ 245,389
Fire and emergency	99,342	40,244	88	139,674
Total	$ 337,816	$ 40,244	$ 7,003	$ 385,063

The adjustments in fiscal 2004 included an $8,045 increase resulting from currency translation adjustments and were net of a €845 ($1,042) decrease related to the recognition of certain benefits attributable to pre-acquisition operating results.

Segment	Balance at September 30, 2002	Adjustments	Balance at September 30, 2003
Commercial	$ 219,375	$ 19,099	$ 238,474
Fire and emergency	99,342	-	99,342
Total	$ 318,717	$ 19,099	$ 337,816

The adjustments in fiscal 2003 included a $19,397 increase resulting from currency translation adjustments and a €257 ($298) decrease related to the recognition of certain pre-acquisition net operating loss carryforwards.

6. Revolving Credit Facility and Long-Term Debt

On September 29, 2004, the Company replaced its $170,000 secured, revolving credit facility, which was scheduled to mature in January 2006, with an unsecured $500,000 revolving credit facility ($65,646 outstanding at September 30, 2004) expiring in September 2009. The Company may increase the revolving credit facility up to an aggregate maximum outstanding amount of $750,000 at the Company's discretion, unless the Company is in default under the revolving credit facility.

At September 30, 2004, bank borrowings of $65,646, including €15,000 ($18,496 based on the September 30, 2004 exchange rate) in debt incurred to finance the BAI acquisition, and outstanding letters of credit of $26,084 reduced available capacity under the Company's revolving credit facility to $408,270.

Interest rates on borrowings under the Company's revolving credit facility are variable and are equal to the "Base Rate" (which is equal to the higher of a bank's reference rate and the federal funds rate plus 0.5%) or the "Offshore Rate" (which is a bank's inter-bank offered rate for U.S. dollars in off-shore markets) plus a margin of 0.70% for Offshore Rate loans under the Company's revolving credit facility as of September 30, 2004. The margins are subject to adjustment, up or down, based on whether certain financial criteria are met. The average interest rate on bank borrowings outstanding at September 30, 2004 was 2.70%.

The Company is charged a 0.125% to 0.300% annual commitment fee with respect to any unused balance under its revolving credit facility, and a 0.525% to 1.500% annual fee with respect to commercial letters of credit issued under the revolving credit facility, based on the Company's leverage ratio as defined under the terms of the Company's revolving credit facility.

Restrictions and covenants under the revolving credit facility include: (1) requirements that the Company maintain certain financial ratios at prescribed levels; and (2) restrictions on the ability of the Company and certain of its subsidiaries to consolidate or merge, or create liens, incur additional indebtedness and dispose of assets. The Company believes that such limitations should not impair its future operating activities.

The Company was in compliance with all of its financial covenants under its credit agreements throughout fiscal 2004, 2003 and 2002.

At September 30, 2004, BAI had outstanding mortgage loans of €2,484 ($3,063) which bear interest at a variable rate based on the three-month Euribor rate plus a margin of between 0.75% and 1.50%. The average interest rate on outstanding mortgage loans at September 30, 2004 was 3.12%. Annual principal and interest payments range from €44 ($55) to €279 ($344) with maturities through November 2012. BAI also has short-term borrowings with certain financial institutions totaling €5,231 ($6,451) which bear interest at an average rate of 2.76% and which are due in fiscal 2005.

At September 30, 2004, McNeilus had an unsecured note payable due to a third party of $788 with an effective interest rate of 4.0%.

To finance the September 19, 2003 early retirement of the Company's $100,000 of 8¾% senior subordinated notes due March 1, 2008, the Company amended its senior credit facility on August 15, 2003. The amended senior credit facility was comprised of a $170,000 revolving credit facility ($51,400 outstanding at September 30, 2003), which was repaid on September 29, 2004.

The Company recorded a pre-tax charge included in other non-operating expense of $6,262 in fiscal 2003 to record the payment of the $4,375 call premium and $283 of transaction related expenses and to write off deferred financing costs of $1,604 related to the September 19, 2003 prepayment of the $100,000 of 8¾% senior subordinated notes due March 1, 2008.

McNeilus had unsecured notes payable to several of its former shareholders aggregating $1,586 at September 30, 2003 which were prepaid in fiscal 2004. Interest rates on these notes ranged from 5.7% to 8.0%. The Geesink Norba Group had debt of $149 at September 30, 2003. The interest rate on this debt was 6.75%. This debt was prepaid in fiscal 2004.

The aggregate annual maturities of long-term debt for the five years succeeding September 30, 2004, are as follows: 2005 - $642; 2006 - $569; 2007 - $586; 2008 - $576 and 2009 - $388.

7. Income Taxes

Pre-tax income (loss) from operations for the fiscal years ended September 30 was taxed in the following jurisdictions:

	Fiscal Year Ended September 30,		
	2004	2003	2002
Domestic	$ 178,372	$101,605	$ 81,724
Foreign	(1,824)	8,875	7,733
	$ 176,548	$110,480	$ 89,457

Significant components of the provision (credit) for income taxes are as follows:

	Fiscal Year Ended September 30,		
	2004	2003	2002
Allocated to Income Before Equity in Earnings of Unconsolidated Affiliates			
Current:			
Federal	$ 60,315	$ 29,389	$ 29,021
Foreign	336	2,451	975
State	5,273	3,311	4,187
Total current	65,924	35,151	34,183
Deferred:			
Federal	2,133	1,116	(1,874)
Foreign	(2,541)	667	444
State	376	197	(468)
Total deferred	(32)	1,980	(1,898)
	$ 65,892	$ 37,131	$ 32,285
Allocated to Other Comprehensive Income			
Deferred federal, state and foreign	$ (4,833)	$ (3,270)	$ (4,884)

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

	Fiscal Year Ended September 30,		
	2004	2003	2002
Effective Rate Reconciliation			
U.S. federal tax rate	35.0%	35.0%	35.0%
State income taxes, net	3.1	2.1	2.2
Settlement of tax audits	-	(3.1)	(1.0)
Foreign taxes	(0.9)	(0.5)	(0.4)
Tax credits	(0.4)	(0.9)	-
Other, net	0.5	1.0	0.3
	37.3%	33.6%	36.1%

Deferred income tax assets and liabilities are comprised of the following:

	September 30,	
	2004	2003
Deferred Tax Assets and Liabilities		
Deferred tax assets:		
Other current liabilities	$ 14,038	$ 9,862
Other long-term liabilities	20,163	15,864
Inventories	13,702	16,108
Accrued warranty	12,642	10,444
Payroll-related obligations	6,979	5,679
Other	6,531	2,990
Gross deferred tax assets	74,055	60,947
Less valuation allowance	(3,445)	(2,516)
Deferred tax assets	70,610	58,431
Deferred tax liabilities:		
Intangible assets	37,893	23,257
Investment in unconsolidated partnership	23,118	22,034
Property, plant and equipment	18,502	13,770
Receivables	5,211	6,716
Other long-term assets	9,465	4,896
Other	1,931	285
Deferred tax liabilities	96,120	70,958
Net deferred tax liability	$ (25,510)	$ (12,527)

The net deferred tax liability is classified in the consolidated balance sheet as follows:

	September 30,	
	2004	2003
Current net deferred tax asset	$ 41,033	$ 35,092
Non-current net deferred tax liability	(66,543)	(47,619)
	$ (25,510)	$ (12,527)

A valuation allowance has been established due to the uncertainty of realizing certain deferred tax assets in Europe.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $16,590 at September 30, 2004. Because the Company plans on distributing those earnings in the form of dividends, or otherwise, the Company has provided for additional U.S. income taxes, net of any foreign tax credits, that will be due on the repatriation of these foreign earnings.

8. Employee Benefit Plans

The Company and certain of its subsidiaries sponsor multiple defined benefit pension plans and postretirement benefit plans covering certain Oshkosh, Geesink and Pierce employees and certain Oshkosh and Kewaunee retirees and their spouses, respectively. The pension plans provide benefits based on compensation, years of service and date of birth. The postretirement benefit plans provide health benefits based on years of service and date of birth. The Company's policy is to fund the pension plans in amounts that comply with contribution limits imposed by law. Requirements of the Company's postretirement benefit plans are funded as benefit payments are made. Details regarding the Company's defined benefit pension plans and postretirement benefit plans and amounts recorded in the consolidated financial statements are as follows:

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Change in benefit obligation				
Benefit obligations at October 1	$ 92,183	$ 68,288	$ 16,937	$ 11,789
Geesink Norba Group	-	5,982	-	-
Service cost	5,220	3,710	913	544
Interest cost	5,791	5,103	1,038	808
Actuarial losses	9,220	10,472	915	4,454
Participant contributions	154	149	-	-
Plan amendments	658	-	-	-
Benefits paid by the Company	-	-	(596)	(658)
Benefits paid from plan assets	(2,526)	(1,964)	-	-
Currency translation adjustments	587	443	-	-
Benefit obligation at September 30	$ 111,287	$ 92,183	$ 19,207	$ 16,937
Change in plan assets				
Fair value of plan assets at October 1	$ 69,672	$ 45,122	$ -	$ -
Geesink Norba Group	-	5,053	-	-
Actual return on plan assets	6,222	8,449	-	-
Company contributions	14,075	12,500	596	658
Participant contributions	154	149	-	-
Benefits paid from plan assets	(2,526)	(1,964)	-	-
Benefits paid by the Company	-	-	(596)	(658)
Currency translation adjustments	475	363	-	-
Fair value of plan assets at September 30	$ 88,072	$ 69,672	$ -	$ -
Reconciliation of funded status				
Funded status of plan - under funded	$ (23,215)	$ (22,511)	$ (19,207)	$ (16,937)
Unrecognized net actuarial losses	46,908	38,314	3,432	2,569
Unrecognized transition asset	(122)	(190)	-	-
Unamortized prior service cost	5,830	5,634	-	-
Prepaid (accrued) benefit cost	$ 29,401	$ 21,247	$ (15,775)	$ (14,368)
Recognized in consolidated balance sheet at September 30				
Prepaid benefit cost included in other long-term assets	$ 9,818	$ -	$ -	$ -
Intangible assets included in other long-term assets	5,631	5,634	-	-
Accrued benefit cost recorded in other long-term liabilities	(8,379)	(10,120)	(15,775)	(14,368)
Accumulated other comprehensive loss	22,331	25,733	-	-
Prepaid (accrued) benefit cost	$ 29,401	$ 21,247	$ (15,775)	$ (14,368)
Weighted-average assumptions as of September 30				
Discount rate	5.74%	6.19%	5.75%	6.25%
Expected return on plan assets	8.10%	8.15%	n/a	n/a
Rate of compensation increase	4.49%	4.48%	n/a	n/a

	Pension Benefits Fiscal Year Ended September 30,			Postretirement Benefits Fiscal Year Ended September 30,		
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost						
Service cost	$ 5,220	$ 3,710	$ 2,524	$ 913	$ 544	$ 468
Interest cost	5,791	5,103	4,269	1,038	808	772
Expected return on plan assets	(6,816)	(5,912)	(4,779)	-	-	-
Amortization of prior service cost	461	423	422	-	-	-
Amortization of transition asset	(67)	(67)	(67)	-	-	-
Amortization of net actuarial (gains) losses	1,299	683	81	52	(48)	(88)
Net periodic benefit cost	$ 5,888	$ 3,940	$ 2,450	$ 2,003	$ 1,304	$ 1,152

The accumulated benefit obligation for all defined benefit pension plans was $93,713 and $78,339 at September 30, 2004 and 2003, respectively.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for the Company was 9.5% in fiscal 2004, declining to 5.5% in fiscal 2012. If the health care cost trend rate was increased by 1%, the accumulated postretirement benefit obligation at September 30, 2004 would increase by $2,184 and net periodic postretirement benefit cost for fiscal 2005 would increase by $320. A corresponding decrease of 1% would decrease the accumulated postretirement benefit obligation at September 30, 2004 by $1,959 and net periodic postretirement benefit cost for fiscal 2005 would decrease by $277.

As part of the Company's acquisition of the Geesink Norba Group, the Company agreed to establish a retirement plan for employees of a subsidiary in the United Kingdom. Previously, employees of this subsidiary participated in the defined benefit retirement plan of the subsidiary's former parent company. During fiscal 2002, the Company established a defined benefit retirement plan for certain employees of this subsidiary in the United Kingdom. Participation in the defined benefit plan is limited to those employees that agree to transfer plan assets from the existing plan of the former parent company to the Company's new plan. Such transfer occurred in November 2003.

The Company maintains supplemental executive retirement plans ("SERPs") for certain executive officers of the Company and its subsidiaries that are unfunded. Expense related to the plans of $1,108, $896 and $664 was recorded in fiscal 2004, 2003 and 2002, respectively. Amounts accrued as of September 30, 2004 and 2003 related to the SERPs were $6,608 and $4,078, respectively.

The Company's Board of Directors has appointed an Investment Committee ("Committee") to manage the investment of the Company's pension plan assets. The Committee has established and operates under an Investment Policy. The Committee determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets and an advisor to monitor the performance of the investment managers. The Investment Policy prohibits certain investment transactions, such as commodity contracts, margin transactions and short selling, unless the Committee gives prior approval. The weighted-average of the Company's and its subsidiaries pension plan asset allocations and target allocations at September 30, 2004 and 2003, by asset category, are as follows:

	Target %	2004	2003
Asset Category			
Fixed income	30% - 40%	38%	48%
Large-cap growth	25% - 35%	26%	21%
Large-cap value	5% - 15%	11%	7%
Mid-cap value	5% - 15%	11%	10%
Small-cap value	5% - 15%	13%	13%
Venture capital	0% - 5%	1%	1%
		100%	100%

The plans' investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plans primarily minimize the risk of large losses through diversification of investments by asset class, by investing in different styles of investment management within the classes and by using a number of different investment managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its advisor.

The plans' expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plans' investments. These expectations are based on the plans' historical returns and expected returns for the asset classes in which the plan is invested.

The Company expects to contribute approximately $10,000 - $15,000 to the pension plans in fiscal 2005. The Company's estimated future benefit payments under its Company sponsored pension plans follows:

Fiscal Year Ending September 30,	Pension Benefits Qualified	Pension Benefits Non-Qualified	Other Postretirement Benefits Retiree Medical	Other Postretirement Benefits Retiree Life
2005	$ 2,128	$ 129	$ 780	$ 11
2006	2,095	135	810	11
2007	2,337	201	753	12
2008	2,380	237	998	12
2009	2,679	292	1,223	13
2010-2014	16,550	3,645	7,693	78

The Company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive Company matching contributions which are based on employee contributions to the plans, subject to certain limitations. Amounts expensed for Company matching contributions were $2,721, $2,453, and $2,451 in fiscal 2004, 2003 and 2002, respectively.

9. Shareholders' Equity

On February 1, 1999, the Board of Directors of the Company adopted a shareholder rights plan and declared a rights dividend of one-third of one Preferred Share Purchase Right ("Right") for each share of Common Stock and 20/69 of one Right for each share of Class A Common Stock outstanding on February 8, 1999, and provided that one-third of one Right and 20/69 of one Right would be issued with each share of Common Stock and Class A Common Stock, respectively, thereafter issued. The Rights are exercisable only if a person or group acquires 15% or more of the Common Stock and Class A Common Stock or announces a tender offer for 15% or more of the Common Stock and Class A Common Stock. Each Right entitles the holder thereof to purchase from the Company one one-hundredth share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $145 per one one-hundredth of a share (subject to adjustment), or upon the occurrence of certain events, Common Stock or common stock of an acquiring company having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of Common Stock. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights have no voting power and initially expire on February 1, 2009.

The Company has a stock restriction agreement with two shareholders owning the majority of the Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock. At that time, or at such earlier time as there are no more than 300,000 shares of Class A Common Stock issued and outstanding, the Company's Articles of Incorporation provide for a mandatory conversion of all Class A Common Stock into Common Stock.

Each share of Class A Common Stock is convertible into Common Stock on a one-for-one-basis. During fiscal 2004 and 2003, 5,059 and 17,948 shares of Class A Common Stock were converted into Common Stock. As of September 30, 2004, 810,231 shares of Common Stock are reserved for issuance upon the conversion of Class A Common Stock.

In July 1995, the Company authorized the buyback of up to 3,000,000 shares of the Company's Common Stock. As of September 30, 2004 and 2003, the Company had purchased 1,384,605 shares of its Common Stock at an aggregate cost of $6,551.

Dividends are required to be paid on both the Class A Common Stock and Common Stock at any time that dividends are paid on either. Each share of Common Stock is entitled to receive 115% of any dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025 per share.

At September 30, 2004, consolidated retained earnings included $17,459 of undistributed earnings of OMFSP and Mezcladores, which are accounted for by the equity method.

Holders of the Common Stock have the right to elect or remove as a class 25% of the entire Board of Directors of the Company rounded to the nearest whole number of directors, but not less than one. Holders of Common Stock are not entitled to vote on any

The following table summarizes option activity under the 2004 Plan and 1990 Plan for the three-year period ended September 30, 2004:

	Options	Weighted-Average Exercise Price
Options outstanding September 30, 2001	3,016,556	$ 11.53
Options granted	530,000	29.17
Options exercised	(389,952)	5.78
Options outstanding September 30, 2002	3,156,604	15.20
Options granted	506,500	38.62
Options exercised	(898,350)	10.65
Options forfeited	(5,000)	29.38
Options outstanding September 30, 2003	2,759,754	20.95
Options granted	203,900	57.00
Options exercised	(419,850)	10.93
Options outstanding September 30, 2004	2,543,804	$ 25.50

Exercisable stock options and related weighted-average exercise price as of September 30, 2004, 2003 and 2002 were as follows: 1,832,564 at $19.23 per share, 1,755,477 at $14.31 per share and 2,102,938 at $10.82 per share, respectively.

Stock options outstanding and exercisable as of September 30, 2004 were as follows:

		Options Outstanding		Options Exercisable	
Price Range	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 3.75 - $ 7.88	3.3 Years	397,402	$ 6.58	397,402	$ 6.58
$12.58 - $16.56	5.6 Years	529,668	15.70	529,668	15.70
$19.56 - $22.00	7.0 Years	397,334	19.85	397,334	19.85
$27.50 - $31.24	8.0 Years	563,000	29.38	357,328	29.28
$39.50 - $39.50	9.0 Years	452,500	39.50	150,832	39.50
$56.54 - $58.49	9.9 Years	203,900	57.00	-	-
		2,543,804	$ 25.50	1,832,564	$ 19.23

Shares available for grant at September 30, 2004 were 1,943,550.

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized for grants under the stock option plans.

Exercisable stock options and related weighted-average exercise price as of September 30, 2004, 2003 and 2002 were as follows: 1,832,564 at $19.23 per share, 1,755,477 at $14.31 per share and 2,102,938 at $10.82 per share, respectively.

Stock options outstanding and exercisable as of September 30, 2004 were as follows:

		Options Outstanding		Options Exercisable	
Price Range	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 3.75 - $ 7.88	3.3 Years	397,402	$ 6.58	397,402	$ 6.58
$12.58 - $16.56	5.6 Years	529,668	15.70	529,668	15.70
$19.56 - $22.00	7.0 Years	397,334	19.85	397,334	19.85
$27.50 - $31.24	8.0 Years	563,000	29.38	357,328	29.28
$39.50 - $39.50	9.0 Years	452,500	39.50	150,832	39.50
$56.54 - $58.49	9.9 Years	203,900	57.00	-	-
		2,543,804	$ 25.50	1,832,564	$ 19.23

Shares available for grant at September 30, 2004 were 1,943,550.

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized for grants under the stock option plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net income and net income per share would be as follows:

	Fiscal Year Ended September 30,		
	2004	2003	2002
Net income, as reported	$ 112,806	$ 75,620	$ 59,598
Add: Stock-based employee compensation expense recorded for restricted stock awards, net of related tax effects	779	685	27
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,017)	(3,575)	(2,292)
	(3,238)	(2,890)	(2,265)
Pro forma net income	$ 109,568	$ 72,730	$ 57,333
Earnings per share:			
Class A Common Stock:			
As reported	$ 2.81	$ 1.93	$ 1.54
Pro forma	2.73	1.86	1.49
Common Stock:			
As reported	3.23	2.22	1.78
Pro forma	3.14	2.14	1.71
Earnings per share assuming dilution:			
As reported	$ 3.13	$ 2.16	$ 1.72
Pro forma	3.04	2.07	1.66

During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock option grants subsequent to September 30, 1995. Therefore, the pro forma amounts may not be indicative of the effects of compensation cost on net earnings and earnings per share in future years. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.28% in 2004, 3.10% in 2003, and 3.30% in 2002; dividend yields of 0.62% in 2004, 0.60% in 2003 and 0.59% in 2002; expected common stock market price volatility factor of .312 in 2004, .306 in 2003 and .310 in 2002; and a weighted-average expected life of the options of 4.58 years in 2004, 3.82 years in 2003 and 6.00 years in 2002. The weighted-average fair value of options granted in 2004, 2003 and 2002 was $17.01, $10.27 and $9.94 per share, respectively.

11. Operating Leases

Total rental expense for plant and equipment charged to operations under noncancelable operating leases was $8,269, $6,013 and $4,579 in fiscal 2004, 2003 and 2002, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 2005 - $7,933; 2006 - $6,104; 2007 - $4,303; 2008 - $3,419; 2009 - $3,209 and $8,366 thereafter. Minimum rental payments include approximately $1,000 due annually under variable rate leases. Payments are adjusted based on changes to the one-month LIBOR rate (1.84% at September 30, 2004).

12. Contingencies, Significant Estimates and Concentrations

As part of its routine business operations, the Company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third party disposal and recycling facilities, which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency ("EPA") or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act (the "Superfund" law) and similar state laws, each potentially responsible party ("PRP") that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up these sites. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

As to one such Superfund site, Pierce is one of 393 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. At September 30, 2004, a report of the remedial investigation/feasibility study was being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, the Company believes its liability at the site will not be material and its share is adequately covered through reserves established by the Company. Actual liability could vary based on results of the study, the resources of other PRPs, and the Company's final share of liability.

In March 2003, the Company and Pierce were each named as one of 52 PRPs participating in the cost of addressing a Superfund site in Milwaukee, Wisconsin. In October 2003, the Company and Pierce, along with 47 other PRPs entered into buyout agreements with the two PRPs who sent the largest volume of waste to the site. Settlement payments made by the Company and Pierce were insignificant in amount and were based on the amounts and types of waste each company sent to the site. The buyout agreements protect the Company and Pierce from any additional costs associated with the EPA's requirement for the removal of certain buildings, waste drums, underground storage tanks and contaminated soil at the site. The buyout agreements do not cover any future costs that may be necessary to address groundwater contamination and remediation, if required. The Company believes any potential remaining liability with respect to this site will not be material and that it is adequately covered through reserves established by the Company.

The Company is addressing a regional trichloroethylene ("TCE") groundwater plume on the south side of Oshkosh, Wisconsin. The Company believes there may be multiple sources in the area. TCE was detected at the Company's North Plant facility with testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the Company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional TCE groundwater investigation, the Company conducted a groundwater investigation of a former landfill located on Company property. The landfill, acquired by the Company in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the Company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the Company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the Company. However, this may change as investigations proceed by the Company, other unrelated property owners, and the government.

In connection with the acquisition of the Geesink Norba Group, the Company identified potential soil and groundwater contamination impacts from solvents and metals at one of its manufacturing sites. The Company is conducting a study to identify the source of the contamination. Based on current estimates, the Company believes its liability at this site will not be material and any responsibility of the Company is adequately covered through reserves established by the Company.

At September 30, 2004 and 2003, the Company has reserves of $5,884 and $5,302, respectively for environmental matters.

The Company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements. The Company's guarantee is limited to $1,000 per year during the period in which the customer obligations are outstanding. The Company is also contingently liable under bid, performance and specialty bonds totaling approximately $181,662 and open standby letters of credit issued by the Company's bank in favor of third parties totaling $26,084 at September 30, 2004.

Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. At September 30, 2004 and 2003, the Company had reserved $35,760 and $29,172, respectively, for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. At times, warranty issues arise which are beyond the scope of the Company's historical experience. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for future claims up to $1,000 per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. At September 30, 2004 and 2003, the reserve for product and general liability claims was $17,203 and $18,045, respectively, based on available information. There is inherent uncertainty as to the eventual resolution of unsettled claims. Management, however, believes that any losses in excess of established reserves will not have a material effect on the Company's financial condition, results of operations or cash flows.

The Company is subject to other environmental matters and legal proceedings and claims, including patent, antitrust, product liability, warranty and state dealership regulation compliance proceedings that arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Actual results could vary, among other things, due to the uncertainties involved in litigation.

At September 30, 2004, approximately 33% of the Company's workforce was covered under collective bargaining agreements.

The Company's defense segment derives a significant portion of its revenue from the DoD, as follows:

	Fiscal Year Ended September 30,		
	2004	2003	2002
DoD	$696,028	$612,971	$ 590,490
Export	78,031	44,123	4,366
Total Defense Sales	$774,059	$657,094	$ 594,856

DoD sales include $51,961, $10,953 and $25,774 in fiscal 2004, 2003 and 2002, respectively, for products sold internationally under the Foreign Military Sales ("FMS") Program.

Inherent in doing business with the DoD are certain risks, including technological changes and changes in levels of defense spending. All DoD contracts contain a provision that they may be terminated at any time at the convenience of the government. In such an event, the Company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination. No other customer represented more than 10% of sales for fiscal 2004, 2003 and 2002.

13. Unaudited Quarterly Results

	Fiscal Year Ended September 30, 2004				Fiscal Year Ended September 30, 2003			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	$ 651,074	$ 599,824	$ 518,213	$ 493,194	$ 508,114	$ 538,183	$ 453,377	$ 426,336
Gross income	98,236	99,248	77,763	88,422	86,872	81,612	65,792	57,639
Net income	30,012	30,623	22,473	29,698	26,005	24,209	14,114	11,292
Earnings per share:								
Class A Common Stock	$ 0.74	$ 0.76	$ 0.56	$ 0.74	$ 0.65	$ 0.62	$ 0.36	$ 0.29
Common Stock	$ 0.86	$ 0.87	$ 0.64	$ 0.86	$ 0.76	$ 0.71	$ 0.42	$ 0.33
Earnings per share assuming dilution	$ 0.83	$ 0.85	$ 0.62	$ 0.83	$ 0.74	$ 0.69	$ 0.40	$ 0.32
Dividends per share:								
Class A Common Stock	$ 0.07500	$ 0.07500	$ 0.05000	$ 0.05000	$ 0.05000	$ 0.05000	$ 0.03750	$ 0.03750
Common Stock	$ 0.08750	$ 0.08750	$ 0.05750	$ 0.05750	$ 0.05750	$ 0.05750	$ 0.04313	$ 0.04313

In the fourth, third and first quarters of fiscal 2004 and the fourth quarter of fiscal 2003, the Company increased the estimated margin percentage on its MTVR long-term production contract by 0.5 percentage points, 0.8 percentage points, 0.8 percentage points and 1.2 percentage points, respectively. These changes in estimates, recorded as cumulative catch-up adjustments during each respective quarter, increased net income and net income per share by $2,859 and $0.08, $4,429 and $0.12, $4,041 and $0.11 and

$5,818 and $0.17, respectively, including $2,424 and $0.07, $3,879 and $0.11, $3,879 and $0.11, and $3,602 and $0.10, respectively, related to prior year revenues.

Fourth quarter fiscal 2003 results include a $3,945 after-tax charge ($0.11 per share) related to the payment of the call premium and related expenses and the write-off of capitalized deferred financing costs due to the September 2003 early retirement of the Company's $100,000 of 8 ¾% senior subordinated notes due March 2008. Fourth quarter fiscal 2003 results also include a $3,400 reduction in income tax expense and corresponding increase in net income ($0.10 per share) as a result of the September 2003 favorable settlement of an income tax audit covering fiscal years 1999 through 2001.

14. Financial Instruments

Derivative Financial Instruments – Historically the Company has used forward foreign exchange contracts, or derivative contracts, for hedging purposes to reduce the exchange rate risk of specific foreign currency transactions. These derivative contracts require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. Net gains or losses related to hedge ineffectiveness included in income was insignificant for all years presented. Following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair Value Hedging Strategy – The Company enters into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies, primarily Canadian dollars. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar-equivalent cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

Cash Flow Hedging Strategy – To protect against an increase in cost of forecasted purchases of foreign-sourced component parts payable in euros over a 12-month period, the Company has a foreign currency cash flow hedging program. The Company hedges portions of its forecasted purchases denominated in euros with forward contracts. When the U.S. dollar weakens against the euro, increased foreign currency payments are offset by gains in the value of the forward contracts. Conversely, when the U.S. dollar strengthens against the euro, reduced foreign currency payments are offset by losses in the value of the forward contracts.

To protect against the reduction in value of certain forecasted foreign currency cash flows associated with export sales from May 2005 through February 2007 denominated in British Sterling and to protect against increases in cost of purchases of certain components from October 2004 through December 2006 which are payable in British Sterling and euros, each in connection with the Company's contract to provide certain tactical military truck systems to the U.K. MoD, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its estimated foreign currency cash flows in connection with the MoD contract.

At September 30, 2004, the U.S. dollar equivalent of outstanding forward foreign exchange contracts totaled $289,442 in notional amounts, including $214,235 in contracts to sell British Sterling, $1,503 in contracts to purchase British Sterling, $73,106 in contracts to purchase euros, $407 in contracts to sell euros and $191 in contracts to sell Canadian dollars. At September 30, 2004, net unrealized losses (net of related tax effect of $8,269) related to foreign exchange forward contracts totaling $14,080 have been included in accumulated other comprehensive income (loss).

During the twelve months following September 30, 2004, the Company expects to reclassify $7,559 of pre-tax losses on derivative instruments out of accumulated other comprehensive income (loss) into earnings, as amounts being hedged are reflected in earnings.

Net Investment Hedging Strategy – To reduce volatility associated with U.S. dollar-translated, euro-denominated earnings of BAI, the Company has funded a portion of the BAI acquisition price with a euro-denominated borrowing. Euro-denominated interest expense on the euro-denominated borrowing and the euro-denominated earnings of BAI are both translated to U.S. dollars each period, thereby reducing the impact of BAI earnings translation adjustments to the U.S. dollar reported earnings of the Company.

Because the Company has designated the euro-denominated borrowings as a net investment hedge, foreign currency translation adjustments to convert the euro-denominated debt to its U.S. dollar equivalent at the end of each quarter are recorded net of currency translation adjustments in shareholders' equity. Ineffectiveness recorded on this hedge was insignificant at September 30, 2004.

15. Warranty and Guarantee Arrangements

The Company's products generally carry explicit warranties that extend from six months to five years, based on terms that are generally accepted in the marketplace. Selected components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products, and the customer would generally deal directly with the component manufacturer.

The Company's policy is to record a provision for the expected cost of warranty-related claims at the time of the sale and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring Company obligations under the warranty plans. Historically, the cost of fulfilling the Company's warranty obligations has principally involved replacement parts, labor and sometimes travel for any field retrofit campaigns. The Company's estimates are based on historical experience, the extent of pre-production testing, the number of units involved and the extent of features/components included in product models. Also, each quarter, the Company reviews actual warranty claims experience to determine if there are systemic defects that would require a field campaign.

Changes in the Company's warranty liability during fiscal 2004 and fiscal 2003 were as follows:

	Fiscal Year Ended September 30,	
	2004	2003
Balance at beginning of year	$ 29,172	$ 24,015
Warranty provisions	19,248	20,760
Settlements made	(15,666)	(22,614)
Changes in liability for pre-existing warranties, net	1,780	6,547
Acquisitions	1,076	-
Foreign currency translation adjustment	150	464
Balance at end of year	$ 35,760	$ 29,172

In the fire and emergency segment, the Company provides guarantees of lease payments by customer-lessees to a third-party lessor of equipment purchased from the Company. The guarantee is limited to $1,000 per year in total and is supported by the residual value of the related equipment. The Company's actual losses under these guarantees over the last ten years have been negligible. In accordance with FIN 45, no liabilities for pre-January 1, 2003 guarantees have been recorded. For all such guarantees issued after January 1, 2003, the Company has recorded the fair value of the guarantee as a liability and a reduction of the initial revenue recognized on the sale of equipment. Amounts recorded since January 1, 2003 were not significant. Adoption of FIN 45 has not had, and is not expected to have, a material impact on the Company's financial condition, results of operations or cash flows.

16. Business Segment Information

The Company is organized into three reportable segments based on the internal organization used by management for making operating decisions and measuring performance and based on the similarity of customers served, common use of facilities and economic results attained. Segments are as follows:

Commercial: This segment includes McNeilus, the Geesink Norba Group, Viking and the commercial division of Oshkosh. McNeilus and Oshkosh manufacture, market and distribute concrete mixer systems, portable concrete batch plants and truck and body components. McNeilus and the Geesink Norba Group manufacture, market and distribute refuse truck bodies and components and the Geesink Norba Group manufactures and markets waste collection systems and components. Viking sells and distributes concrete mixer systems and components. Sales are made primarily to commercial and municipal customers in the U.S. and Europe.

Fire and emergency: This segment includes Pierce, JerrDan, Medtec, Kewaunee, BAI and the aircraft rescue and firefighting and snow removal divisions of Oshkosh. These units manufacture and market commercial and custom fire trucks and emergency vehicles primarily for fire departments, airports and other governmental units in the U.S. and Europe.

Defense: This segment consists of a division of Oshkosh that manufactures heavy- and medium-payload tactical trucks and supply parts for the U.S. military and to other militaries around the world.

The Company evaluates performance and allocates resources based on profit or loss from segment operations before interest income and expense, income taxes and non-recurring items. Intersegment sales are not significant. The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The caption "Corporate and other" includes corporate related items, results of insignificant operations, intersegment eliminations and income and expense not allocated to reportable segments.

Selected financial data by business segment is as follows:

	Fiscal Year Ended September 30, 2004	2003	2002
Net sales to unaffiliated customers:			
Commercial	$ 907,309	$ 741,878	$ 678,334
Fire and emergency	599,734	534,955	476,148
Defense	774,059	657,094	594,856
Intersegment	(18,797)	(7,917)	(5,746)
Consolidated	$ 2,262,305	$ 1,926,010	$ 1,743,592

Intersegment sales are primarily from the fire and emergency segment to the defense segment.

	Fiscal Year Ended September 30, 2004	2003	2002
Operating income (expense):			
Commercial	$ 34,838	$ 40,188	$ 47,171
Fire and emergency	54,957	52,072	48,988
Defense	127,859	68,697	40,720
Corporate and other	(37,244)	(31,758)	(25,761)
Consolidated operating income	180,410	129,199	111,118
Net interest expense	(4,314)	(12,137)	(20,106)
Miscellaneous other income (expense)	452	(6,582)	(1,555)
Income before provision for income taxes, equity in earnings of unconsolidated affiliates and minority interest	$ 176,548	$ 110,480	$ 89,457

	Fiscal Year Ended September 30, 2004	2003	2002
Depreciation and amortization:			
Commercial	$ 14,853	$ 14,196	$ 13,391
Fire and emergency	8,235	7,177	6,692
Defense	3,851	3,409	3,461
Corporate and other	1,022	1,338	1,848
Consolidated	$ 27,961	$ 26,120	$ 25,392
Capital expenditures:			
Commercial	$ 13,419	$ 13,518	$ 5,971
Fire and emergency	9,521	7,797	7,648
Defense	7,010	3,358	2,000
Consolidated	$ 29,950	$ 24,673	$ 15,619

	September 30, 2004	2003	2002
Identifiable assets:			
Commercial:			
U.S. [(a)]	$ 470,609	$ 398,854	$ 389,633
Netherlands	157,614	158,838	129,398
Other European	89,022	88,238	74,458
Mexico	848	-	-
Total Commercial	718,093	645,930	593,489
Fire and emergency:			
U.S.	489,926	335,509	325,585
Italy	58,454	-	-
Total fire and emergency	548,380	335,509	325,585
Defense - U.S.	183,955	101,570	75,392
Corporate and other - U.S.	1,986	123	29,863
Consolidated	$ 1,452,414	$ 1,083,132	$ 1,024,329

[(a)] Includes investment in unconsolidated partnership.

The following table presents net sales by geographic region based on product shipment destination.

	Fiscal Year Ended September 30, 2004	2003	2002
Net sales:			
United States	$ 1,884,223	$ 1,636,361	$ 1,541,629
Other North America	13,218	9,444	7,037
Europe and Middle East	300,112	244,127	165,961
Other	64,752	36,078	28,965
Consolidated	$ 2,262,305	$ 1,926,010	$ 1,743,592

17. Subsequent Event

On November 1, 2004, the Company acquired 100% of the stock of "CON-E-CO" pursuant to a Sale and Purchase Agreement dated October 21, 2004. CON-E-CO is a leading manufacturer, marketer and distributor of stationary and portable concrete batch plants to concrete producers and contractors, primarily in the U.S. CON-E-CO is headquartered in Blair, Nebraska. The acquisition will be accounted for using the purchase accounting provisions of SFAS No. 141, "Business Combinations." The Company plans to include CON-E-CO in its Commercial business segment. Operating results will be included in the Company's consolidated financial statements from the date of acquisition. The purchase price, including acquisition costs, will be allocated based on estimated fair values of the assets acquired and liabilities assumed at the date of acquisition with any excess purchase price allocated to goodwill. The purchase price for the CON-E-CO acquisition was $18,770 before post-closing working capital adjustments and before transaction fees and expenses. The Company financed the acquisition from borrowings under its revolving credit facility. The operating results of CON-E-CO are not expected to be material to the Company.

Dividends and Common Stock Price*

On July 17, 2003, the Board of Directors of the Company authorized a two-for-one split of the Company's Common Stock in the form of a 100 percent stock dividend. The stock split was effected on August 13, 2003 for shareholders of record at the close of business on August 6, 2003. All references in this Annual Report to Shareholders to numbers of shares, per share amounts, stock option data and market prices of the Company's stock have been restated to reflect the stock split. On July 24, 2003, the Board of Directors of the Company increased the quarterly dividend rate from $0.03750 per share of Class A Common Stock to $0.05000 per share and from $0.04313 per share of Common Stock to $0.05750 per share. On July 15, 2004, the Board of Directors of the Company increased the quarterly dividend rate from $0.05000 per share of Class A Common Stock to $0.07500 per share and from $0.05750 per share of Common Stock to $0.08750 per share.

It is the Company's intention to declare and pay dividends on a regular basis. However, the payment of future dividends is at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the Company's general financial condition, general business conditions and other factors. When the Company pays dividends, it pays a dividend on each share of Common Stock equal to 115% of the amount paid on each share of Class A Common Stock. The agreements governing the Company's revolving credit facility do not restrict the Company's ability to pay dividends on its common equity except that they provide that the Company must maintain minimum net worth of $550,000 plus the net proceeds of all equity issuances and 50% of the Company's positive net income. Further, these bank agreements provide that the Company's leverage ratio (as defined) shall not exceed 3.5 to 1.0 and that the Company shall not permit its domestic earnings before interest, taxes, depreciation and amortization (as defined) to be less than $150,000.

Since July 12, 2002, the Common Stock has been listed on the New York Stock Exchange ("NYSE") under the symbol OSK. As of November 15, 2004, there were 857 holders of record of the Common Stock and 78 holders of record of the Class A Common Stock. The following table sets forth prices reflecting actual sales of the Common Stock as reported on the NYSE.

	Fiscal 2004		Fiscal 2003	
Quarter Ended	High	Low	High	Low
September 30	$58.09	$48.32	$41.78	$32.58
June 30	58.53	47.80	33.17	26.10
March 31	60.60	51.25	33.18	27.15
December 31	52.70	39.25	32.69	24.62

* There is no established public trading market for Class A Common Stock.

SHAREHOLDERS' INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders of Oshkosh Truck Corporation will be held on Tuesday, February 1, 2005 at 10:00 a.m. at the Experimental Aircraft Museum, 3000 Poberezny Road, Oshkosh, Wisconsin, USA.

STOCK LISTING
Oshkosh Truck Corporation Common Stock is listed on the New York Stock Exchange under the symbol OSK.

FORM 10-K
Copies of Oshkosh's Form 10-K as filed with the Securities and Exchange Commission are available free of charge by visiting the Oshkosh web site, or by contacting:

Virginia Abel
Oshkosh Truck Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566
920-235-9151, Ext. 2296

CERTIFICATIONS
The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2004 the certifications of its Chairman, President and Chief Executive Officer and Executive Vice President and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act.
The Company submitted to the New York Stock Exchange during fiscal 2004 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

TRANSFER AGENT & REGISTRAR
Computershare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois 60690-3504
Toll-free (within the U.S.): 866-222-4059
Outside the U.S.: +1-312-601-6643
www.computershare.com

INDEPENDENT AUDITORS
Deloitte & Touche, LLP
555 E. Wells Street, Suite 1400
Milwaukee, Wisconsin 53202

CORPORATE HEADQUARTERS
2307 Oregon Street
Oshkosh, Wisconsin 54902

MAILING ADDRESS & TELEPHONE
Oshkosh Truck Corporation
P.O. Box 2566
Oshkosh, Wisconsin, USA 54903-2566
920-235-9150

INTERNET ADDRESS
For Company facts, corporate governance information including the Company's code of conduct, news releases and product information, visit Oshkosh Truck on the Internet at:
www.oshkoshtruckcorporation.com

OSHKOSH

OSHKOSH TRUCK CORPORATION

P.O. BOX 2566 OSHKOSH, WI USA 54903-2566 920.235.9150 WWW.OSHKOSHTRUCKCORPORATION.COM